EXHIBIT 2.1
                                                                     -----------

                   RT TWENTY-SECOND PENSION PROPERTIES LIMITED

                                                                        LANDLORD

                                     - AND -



                               E-CRUITER.COM INC.

                                                                          TENANT







                                    L E A S E









                     KANATA NORTH TECHNOLOGY PARK - PHASE IV
                                 KANATA, ONTARIO

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                                TABLE OF CONTENTS

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ARTICLE 1
         DEFINITIONS.............................................................................................1
         1.1      Definitions....................................................................................1

ARTICLE 2
         GENERAL COVENANTS.......................................................................................3
         2.1      Tenant's Covenants.............................................................................3
         2.2      Landlord's Covenants...........................................................................3

ARTICLE 3
         DEMISE AND TERM.........................................................................................4
         3.1      Demise of Premises.............................................................................4
         3.2      License Over Certain Common Facilities.........................................................4
         3.3      Term...........................................................................................4
         3.4      Overholding....................................................................................4
         3.5      Leasehold Improvements.........................................................................4

ARTICLE 4
         RENT....................................................................................................5
         4.1      Basic Rent.....................................................................................5
         4.2      Additional Rent................................................................................5
         4.3      Payment of Additional Rent.....................................................................6
         4.4      Adjustment of Additional Rent..................................................................6
         4.5      Apportionment of Rent..........................................................................6
         4.6      No Right of Set-off............................................................................6
         4.7      Additional Rent Deemed Rent....................................................................7
         4.8      Interest on Arrears............................................................................7
         4.9      Net Lease to Landlord..........................................................................7
         4.10     Security Deposit...............................................................................7

ARTICLE 5
         TAXES...................................................................................................7
         5.1      Taxes..........................................................................................7
         5.2      Tenant's Taxes and Sales Taxes.................................................................7
         5.3      Tenant's Contribution to Taxes.................................................................8
         5.4      Payments.......................................................................................8

ARTICLE 6
         SERVICES AND COMMON FACILITIES..........................................................................8
         6.1      Tenant's Contribution to Operating Costs.......................................................8
         6.2      Operation of Regular HVAC System...............................................................8
         6.3      Additional HVAC................................................................................9
         6.4      Electricity and Other Utilities................................................................9
         6.5      Operation of Common Facilities.................................................................9
         6.6      Janitorial Services...........................................................................10
         6.7      Security Services.............................................................................10
         6.8      Interruption in Services......................................................................11
         6.9      Energy Conservation...........................................................................11
         6.10     Pest Control by Tenant........................................................................11

ARTICLE 7
         USE AND OCCUPANCY OF PREMISES..........................................................................11
         7.1      Use of Premises...............................................................................11
         7.2      Waste and Nuisance............................................................................11
         7.3      No Overloading of Floors or Common Use Equipment..............................................11
         7.4      Insurance Cancellation or Increase............................................................12
         7.5      Observance of Law by Landlord and Tenant......................................................12
         7.6      Rules and Regulations.........................................................................12
         7.7      Signage.......................................................................................13


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                                TABLE OF CONTENTS
                                   (continued)

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ARTICLE 8
         ALTERATIONS............................................................................................13
         8.1      Alterations by Tenant:........................................................................13
         8.2      No Financing by Tenant of Leasehold Improvements..............................................14
         8.3      Liens.........................................................................................14
         8.4      Alterations by Landlord.......................................................................15
         8.5      Prohibition Re Certain Materials..............................................................15

ARTICLE 9
         REPAIRS................................................................................................15
         9.1      Landlord's Repairs............................................................................15
         9.2      Tenant's Repairs..............................................................................15
         9.3      Entry by Landlord to View State of Repair.....................................................15
         9.4      Notice of Defects.............................................................................15
         9.5      Termination or Abatement after Damage.........................................................16
         9.6      No Claim by Tenant............................................................................17
         9.7      Tenant to Leave Premises in Good Repair.......................................................17

ARTICLE 10
         INSURANCE AND LIABILITY................................................................................17
         10.1     Landlord's Insurance..........................................................................17
         10.2     Tenant's Insurance............................................................................17
         10.3     Form of Tenant's Insurance....................................................................18
         10.4     Release of Landlord by Tenant.................................................................18
         10.5     Release of Tenant by Landlord.................................................................19
         10.6     Indemnity of Landlord by Tenant...............................................................19
         10.7     Plate Glass...................................................................................19
         10.8     Extended Meaning of "Landlord" and "Tenant"...................................................19

ARTICLE 11
         ASSIGNMENTS, ETC.BY TENANT AND TRANSFERS ETC. BY LANDLORD..............................................19
         11.1     Assignments, Subleases, Charges by Tenant.....................................................19
         11.2     Landlord's Right of Cancellation..............................................................21
         11.3     Continuing Obligations of Tenant..............................................................21
         11.4     Dealings by Landlord..........................................................................22
         11.5     Subordination and Attornment..................................................................22

ARTICLE 12
         ESTOPPEL CERTIFICATES, REGISTRATION....................................................................22
         12.1     Estoppel Certificates.........................................................................22
         12.2     Registration on Title.........................................................................22

ARTICLE 13
         UNAVOIDABLE DELAYS.....................................................................................23
         13.1     Unavoidable Delays............................................................................23

ARTICLE 14
         LANDLORD'S ACCESS TO PREMISES..........................................................................23
         14.1     Inspection and Repair.........................................................................23
         14.2     Right to Exhibit Premises.....................................................................23

ARTICLE 15
         DEFAULT................................................................................................23
         15.1     Events of Default.............................................................................23
         15.2     Remedies by Landlord..........................................................................24
         15.3     Additional Self-help Remedy of Landlord.......................................................25
         15.4     Legal Costs...................................................................................25
         15.5     Remedies Cumulative...........................................................................25
         15.6     Non-Waiver....................................................................................25
         15.7     Tenant's Insolvency Proceedings...............................................................26


                                      -ii-
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                                TABLE OF CONTENTS
                                   (continued)

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ARTICLE 16
         GENERAL PROVISIONS.....................................................................................26
         16.1     Entire Agreement..............................................................................26
         16.2     Interpretation................................................................................26
         16.3     Planning Act..................................................................................26
         16.4     Obligations as Covenants and Survival of Obligations..........................................26
         16.5     Severability of Illegal Provision.............................................................26
         16.6     Governing Law.................................................................................26
         16.7     No Partnership................................................................................27
         16.8     Time of Essence...............................................................................27
         16.9     Landlord's Agent..............................................................................27
         16.10    Successors and Assigns........................................................................27
         16.11    Accounting Principles.........................................................................27
         16.12    Notices and Consents, etc.....................................................................27
         16.13    No Consent During Default.....................................................................28
         16.14    Further Assurances............................................................................28
         16.15    Confidentiality...............................................................................28
         16.16    Tenant's Review of Lease......................................................................28
         16.17    Joint and Several Liability of Tenant.........................................................28

ARTICLE 17
         EXTRA TERMS............................................................................................29
         17.1     Landlord's Work...............................................................................29
         17.2     Tenant's Work.................................................................................29
         17.3     Joint Fixturing Period........................................................................29
         17.4     License for Parking...........................................................................30
         17.5     Tenant Inducement.............................................................................30
         17.6     Letter of Credit..............................................................................31
         17.7     Generator Space...............................................................................31
         17.8     Right of First Offer..........................................................................31
         17.9     Right to Extend...............................................................................32
         17.10    Tenant's Termination Right....................................................................33

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SCHEDULE "A" DEFINITION OF OPERATING COSTS
SCHEDULE "B" rules and regulations
SCHEDULE "C" [Intentionally deleted]
SCHEDULE "D" Building Specifications
SCHEDULE "E" Tenant's Work
SCHEDULE "F" lands

THIS LEASE made as of the 21st day of March, 2000

IN PURSUANCE of the Short Forms of Leases Act


B E T W E E N:

                  RT TWENTY-SECOND PENSION PROPERTIES LIMITED
                  (hereinafter called the "Landlord")

                                                               OF THE FIRST PART



                                     - AND -

                  E-CRUITER.COM INC.
                  (hereinafter called the "Tenant")

                                                              OF THE SECOND PART

IN CONSIDERATION OF the premises and the mutual covenants, agreements and conditions herein contained, it is hereby covenanted, agreed and declared between the parties as follows:

                                    ARTICLE 1
                                   DEFINITIONS
                                   -----------

1.1      DEFINITIONS

The terms defined herein shall have, for all purposes of this Lease and all instruments supplemental hereto, the following meanings unless the context expressly or by necessary implication otherwise requires:

"ADDITIONAL RENT" means all sums of money, other than Basic Rent, which are required to be paid by the Tenant pursuant to any provision of this Lease.

"ADDITIONAL SERVICE" means any service identified as such in this Lease or which is requested by the Tenant in addition to those supplied by the Landlord as part of the normal service and which the Landlord is prepared to supply at an additional cost to the Tenant.

"ADDITIONAL SERVICE COST" means the additional amount identified as such in this Lease or payable by the Tenant to the Landlord for any Additional Service.

"BASIC RENT" means the rent payable by the Tenant pursuant to Section 4.1.

"BUILDING" means the building and all other fixed improvements situate at any time on the Lands, as the same may from time to time be altered, expanded or reconstructed, all of which are commonly known as Kanata North Technology Park - Phase IV, Kanata, Ontario.

"BUSINESS DAY" means any day which is not a Saturday, Sunday or a statutory holiday in the City of Ottawa.

"BUSINESS HOURS" means the period from 8:00 a.m. to 6:00 p.m. on any Business
Day.

"CAPITAL TAX" means any tax or taxes imposed upon the Landlord and/or the owners of the Development under the Corporations Tax Act (Ontario) and/or under Part
I.3 of the Income Tax Act (Canada) (Tax on Large Corporations), based upon or computed by reference to the actual or deemed capital, taxable capital, taxable capital employed in Canada, paid-up capital, taxable paid-up capital, taxable paid-up capital employed in Canada, capital stock, members' contributions, retained earnings, contributed capital or other surplus, reserves, indebtedness or other similar amounts, as such amounts may be determined for purposes thereof, or any tax or levy imposed by any federal, provincial, municipal or local authority that is similar to, in lieu of, in substitution for or in addition to any such tax or taxes.


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                                      -2-

"COMMON FACILITIES" means those areas and facilities of the Development which serve the Building including, without limitation, the landscaped areas, public entrance doors, halls, public lobbies, passageways, sidewalks, service corridors, exit mezzanines, stairways, freight elevators, service ramps and common loading and receiving facilities and Common Use Equipment, and which are designated from time to time by the Landlord for the common use and enjoyment of the tenants in the Development, including the Tenant, and their agents, invitees, servants, employees and licensees, or for use by the public, but excluding rentable premises in the Development.

"COMMON USE EQUIPMENT" means all mechanical, plumbing, electrical and HVAC equipment, pipes, ducts, wiring, machinery and equipment and other integral services, utility connections and the like providing services for the use and enjoyment of the tenants in the Building.

"DEVELOPMENT" means the Lands and the Building.

"INSURED DAMAGE" means that part of any damage occurring to the Development, including the Premises, of which the entire cost of repair (except as to any deductible amount provided for in the applicable policy or policies of insurance) is actually recovered by the Landlord under a policy or policies of insurance from time to time effected by the Landlord pursuant hereto.

"LANDLORD'S WORK" means the work to be performed by the Landlord, as described in Section 17.1.

"LANDS" means those lands shown hatched on Schedule "F", being a part of the lands described as Block 3, Plan 4M-417, save and except Parts 26, 27, 28 and 29, Plan 4R-11340, City of Kanata, as the boundaries thereof may be varied from time to time by additions functionally integrated therewith or by deletions for road widening or other public purposes.

"LEASE" means this Lease including any Schedules, as amended from time to time pursuant hereto.

"LEASEHOLD IMPROVEMENTS" means all items generally considered as leasehold improvements, including, without limitation, all fixtures, equipment, improvements, installations, alterations and additions from time to time made, erected or installed by or on behalf of the Tenant in the Premises and by or on behalf of other tenants in other premises in the Building, including all partitions, however affixed and whether or not moveable, and all wall-to-wall carpeting other than carpeting laid over finished floors and affixed so as to be readily removable without damage; but excluding trade fixtures, furniture, unattached or free standing partitions and equipment not of the nature of fixtures.

"OPERATING COSTS" means operating costs as defined in Schedule "A" attached hereto.

"PREMISES" means the premises demised to the Tenant under this Lease consisting of approximately 17, 085 square feet of Gross Rentable Area, being an entire floor of the Building, not to be the ground floor of the Building, but otherwise as determined by the Landlord by notice to the Tenant on or before the commencement of the Joint Fixturing Period set out in Section 17.3, determined in accordance with the provisions hereof.

"PRESENT VALUE" means the value determined by using an annual discount rate equal to the annual rate of interest, in effect as of such date of default, announced by Royal Bank of Canada as its prime rate, being the reference rate used by it to determine interest for loans in Canadian dollars to Canadian customers.

"PROPORTIONATE SHARE" means a fraction having as its numerator the Gross Rentable Area of the Premises and as its denominator the Total Rentable Area of the Building.

"RATE OF INTEREST" means the annual rate of interest announced from time to time by Royal Bank of Canada as its prime rate, being the reference rate used by it to determine interest for loans in Canadian dollars to Canadian customers, plus 3%, adjusted from time to time to reflect changes in such rate.


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                                      -3-

"RENT" means Basic Rent and Additional Rent.

"RENTABLE AREA", "GROSS RENTABLE AREA" and "NET RENTABLE AREA" mean the number of square feet of floor area determined in accordance with the Standard Method for Measuring Floor Area in Office Buildings (ANSI/BOMA Z65.1-1996), published in 1996 by the Building Owners and Managers Association (BOMA) International. A letter of the Landlord's arm's length space planner or land surveyor shall be conclusive and binding on the parties.

"SALES TAXES" means all business transfer, multi-stage sales, sales, use, consumption, value-added or other similar taxes imposed by the Government of Canada or any provincial or local government upon the Landlord, or the Tenant or in respect of this Lease, or the payments made by the Tenant hereunder or the goods and services provided by the Landlord hereunder including, without limitation, the rental of the Premises and the provision of administrative services to the Tenant hereunder.

"TAXES" means all taxes, rates, duties, levies, fees, charges, sewer levies, local improvement rates, and assessments whatsoever, imposed, assessed, levied or charged now or in the future by any school, municipal, regional, provincial, federal, parliamentary or other governmental body, corporate authority, agency or commission (including, without limitation, school boards and utility commissions), against the Development and/or the Landlord and/or the owners of the Development in connection therewith, but excluding (unless specifically referred to above): (a) income or profit taxes upon the income of the Landlord to the extent such taxes are not levied in substitution or in lieu of any of the foregoing; (b) business or similar taxes or licence fees in respect of the business of the Landlord which pertains to the management, operation and maintenance of the Development (which are included in Operating Costs); and (c) business or similar taxes or licence fees in respect of any business carried on by tenants and occupants (including the Tenant) of the Development); and (d) Capital Tax (which is included in Operating Costs).

"TENANT'S TAXES" means the aggregate of: (a) all taxes imposed upon the Tenant which are attributable to the personal property, furnishings, fixtures and Leasehold Improvements installed in the Premises; and (b) all taxes imposed upon the Tenant which are attributable to the business, income or occupancy of the Tenant or any other occupant of the Premises and to the use of any of the Common Facilities by the Tenant or other occupant of the Premises.

"TENANT'S WORK" means the work to be performed by the Tenant, as described in
Section 17.2.

"TERM" means the term of this Lease as specified in Section 3.3.

"TOTAL RENTABLE AREA OF THE BUILDING" means the aggregate of all Gross Rentable Area (including the Premises) of the Building.

"WORK" has the meaning ascribed thereto in Section 8.1.

                                   ARTICLE 2
                                GENERAL COVENANTS
                                -----------------

2.1      TENANT'S COVENANTS

The Tenant covenants with the Landlord: (a) to pay Rent; and (b) to observe and perform all the covenants and obligations of the Tenant herein.

2.2      LANDLORD'S COVENANTS

The Landlord covenants with the Tenant: (a) for quiet enjoyment; and (b) to observe and perform all the covenants and obligations of the Landlord herein.

                                    ARTICLE 3
                                 DEMISE AND TERM
                                 ---------------

3.1      DEMISE OF PREMISES

The Landlord hereby demises and leases unto the Tenant, and the Tenant hereby leases from the Landlord, the Premises for the Term and subject to the provisions of this Lease.

3.2      LICENSE OVER CERTAIN COMMON FACILITIES

The Landlord hereby grants to the Tenant, its agents, employees, invitees and other persons transacting business with it, in common with all others entitled thereto, a license to have the use of certain of the Common Facilities as designated from time to time by the Landlord; provided, however, that such use shall be subject to all other provisions contained in this Lease and to the Landlord's rules and regulations referred to in Section 7.8.

3.3      TERM

TO HAVE AND TO HOLD the Premises for and during the Term commencing on the date (the "Commencement Date") which is the earlier of: (a) the day on which the Tenant commences business in the Premises; and (b) the 1st day of October, 2000, and shall end on the 30th day of September, 2010, provided that if the Landlord cannot deliver the Premises to the Tenant by the Commencement in accordance with section 13.1 hereof, the Commencement Date and the last day of the Term shall be extended by the amount of delay.

3.4      OVERHOLDING

If the Tenant occupies any part of the Premises after the expiration or sooner termination of the Term without the written agreement of the Landlord, the Tenant shall be deemed to be only a monthly tenant at a monthly basic rent payable in advance and equal to two times the monthly Basic Rent payable immediately prior to the overholding plus additional rent equivalent to Additional Rent hereunder and otherwise on the same terms as herein contained, except for any right of renewal and/or extension; and such tenancy may be terminated by the Landlord on 30 days' notice to the Tenant or by the Tenant on 30 days' notice to the Landlord. Nothing herein shall limit the liability of the Tenant in damages or otherwise.

3.5      LEASEHOLD IMPROVEMENTS

(a) All Leasehold Improvements shall immediately upon installation become the absolute property of the Landlord, free and clear of any liens or encumbrances. Subject to subsections (b) and (c), upon the expiry or earlier termination of this Lease, all Leasehold Improvements in the Premises, including all fixed partitions (including floor to ceiling partitions which, although demountable, involve attachment to any floor, ceiling or permanent wall such that they cannot be removed without damage to the Premises but excluding the Tenant's movable partitions such as free-standing partitions or partial height partitions which can be removed without damage to the Premises and which shall be deemed to be removable trade fixtures) shall remain upon and be surrendered with the Premises as a part thereof without disturbance, molestation or injury and the same and any trade fixtures not removed by the Tenant are the property of the Landlord absolutely, free of any liens or encumbrances and without payment therefor to the Tenant.

(b) The Landlord may, by notice to the Tenant prior to or promptly after the expiry or earlier termination of this Lease, require the removal forthwith, at the expense of the Tenant, of any or all Leasehold Improvements (which are not in the nature of standard office improvements, as determined by the Landlord, acting reasonably), trade fixtures, equipment, inventory and/or other personal property and the repair forthwith of any damage to the Premises or the Development caused by such removal, such work to be done forthwith by or at the direction of the Landlord and at the expense of the Tenant. If such notice is given prior to the determination of this Lease, such removal and repair shall be completed by such determination.

(c) Notwithstanding anything herein contained, provided the Tenant has paid the Rent hereby reserved and performed and observed all the covenants and conditions herein contained, the Tenant shall have, at the expiry or earlier termination of this Lease, the right to remove its trade fixtures, provided that the Tenant repairs by the expiration or other termination of this Lease, at its own expense, any damage to the Premises or the Development caused by such removal, such work to be done by or at the direction of the Landlord and at the expense of the Tenant.

(d) The Tenant acknowledges and agrees that in the event that any furniture, trade fixtures, equipment, inventory or other personal property remains in the Premises after the expiration or other termination of this Lease, any such items may, at the option of the Landlord, become the property of the Landlord and the Landlord may, in its sole discretion and without notice to the Tenant, arrange for the removal and/or sale of such items and the proceeds of such sale after deducting all costs in connection therewith shall be applied towards any arrears of Rent owing by the Tenant. All costs in connection therewith, not recovered from such sale shall be borne by the Tenant in their entirety. The Tenant acknowledges and agrees that such removal and/or sale shall not constitute distraint of such items.

                                   ARTICLE 4
                                      RENT
                                      ----

4.1      BASIC RENT

The Tenant shall pay to the Landlord, yearly and every year during the Term, without any set-off, compensation or deduction whatsoever, a Basic Rent in Canadian dollars as follows:

(a) during the first three (3) years of the Term - $264,817.50 annually payable in advance in equal consecutive monthly instalments of $22,068.13 on the first day of each and every month during such period, the first of such payments to be made on the Commencement Date;

(b) during the fourth, fifth and sixth years of the Term - $281,902.50 annually payable in advance in equal consecutive monthly instalments of $23,491.88 on the first day of each and every month during such period; and

(c) during the balance of the Term - $298,987.50 annually payable in advance in equal consecutive monthly instalments of $24,915.63 on the first day of each and every month during such period.

Basic Rent has been calculated on the basis that the rental rate per square foot of Gross Rentable Area for the Premises is $15.50 per annum during the first three (3) years of the Term, $16.50 per annum during the fourth, fifth and sixth years of the Term, and $17.50 per annum during the balance of the Term, and that the Gross Rentable Area of the Premises is 17,085 square feet. Basic Rent may be adjusted from time to time, if necessary, to conform with changes in the Gross Rentable Area of the Premises.

4.2      ADDITIONAL RENT

The Tenant shall pay to the Landlord, during the Term, when due, as Additional
Rent:

(a)      all Tenant's Taxes;

(b)      that portion of Taxes payable by the Tenant pursuant to Section 5.3;

(c)      the Tenant's Proportionate Share of Operating Costs pursuant to Section
         6.1;

(d)      all Additional Service Costs payable by the Tenant; and

(e)      all other amounts payable by the Tenant pursuant to this Lease.

4.3      PAYMENT OF ADDITIONAL RENT

The Additional Rent specified in subsections 4.2(b) and (c) shall be paid and adjusted with reference to a fiscal period of 12 calendar months, which shall be the 12 month period ending on December 31st in each year during the Term unless the Landlord, by notice to the Tenant, shall from time to time have selected a fiscal period which ends on a different date (but which shall be a 12 month period except where a shorter broken fiscal period occurs at the commencement or end of the Term or is necessary to accommodate a change in the fiscal period made during the Term). From time to time throughout the Term, the Landlord shall give notice to the Tenant of the Landlord's estimate of such Additional Rent to be paid by the Tenant during the next ensuing fiscal period. Such Additional Rent payable by the Tenant shall be paid in equal monthly instalments in advance at the same time as payment of Basic Rent is due hereunder and shall be based on the Landlord's estimate as aforesaid. From time to time the Landlord may re-estimate, on a reasonable basis, the amount of such Additional Rent for any fiscal period in which case the Landlord shall give notice to the Tenant of such re-estimate and fix new equal monthly instalments for the remaining balance of such fiscal period so that, after giving credit for the instalments paid by the Tenant on the basis of the previous estimate or estimates, all the Additional Rent as estimated or re-estimated will have been paid during such fiscal period.

All Additional Service Costs shall be paid by the Tenant within five days after receipt by it from time to time of invoices from the Landlord specifying the amounts thereof.

4.4      ADJUSTMENT OF ADDITIONAL RENT

After the end of each fiscal period referred to in Section 4.3, the Landlord shall deliver to the Tenant a statement of the Landlord as to the actual Additional Rent payable to the Landlord pursuant to subsections 4.2(b) and (c) in respect of such fiscal period and a calculation of the amount by which such Additional Rent payable by the Tenant varies from the aggregate instalments paid by the Tenant on account of such Additional Rent for such fiscal period. Within 30 days after the receipt of such statement, either the Tenant shall pay to the Landlord any amount by which the amount found payable by the Tenant with respect to such fiscal period exceeds the aggregate of the monthly payments made by it on account thereof or the Landlord shall pay to the Tenant any amount by which the amount found payable as aforesaid is less than the aggregate of such monthly payments.

The Tenant shall have the right, exercisable by notice to the Landlord given within 30 days after receipt of any statement of such Additional Rent submitted by the Landlord as aforesaid, to verify the accuracy of any amount shown on any statement by requiring the Landlord to give to the Tenant appropriate explanations related to such statement, together with copies of relevant invoices.

In the event of a dispute by the Tenant as to the amount of such Additional Rent payable, a letter of the Landlord's auditors shall be conclusive.

4.5      APPORTIONMENT OF RENT

Rent shall be considered as accruing from day to day hereunder. If it is necessary to calculate Rent for a period of less than one year or less than one calendar month, an appropriate apportionment and adjustment on a pro rata daily basis shall be made. Where the calculation of Additional Rent cannot be made until after the expiration or earlier termination of this Lease, the obligation of the Tenant to pay such Additional Rent shall survive the expiration or earlier termination hereof, and such amount shall be paid by the Tenant to the Landlord forthwith upon demand. If the Term commences on any day other than the first day of the month, Rent for such fraction of a month shall be adjusted, as aforesaid, and paid by the Tenant on the commencement date of the Term.

4.6      NO RIGHT OF SET-OFF

The Tenant expressly waives the benefits of Section 35 of the Landlord and Tenant Act, R.S.O 1990, Chapter L-7 and any amendments thereto and any present or future enactment of the Province of Ontario permitting the Tenant to claim a set-off against Rent for any cause whatsoever.

4.7      ADDITIONAL RENT DEEMED RENT

All Additional Rent shall be deemed to be rent and the Landlord shall have all rights against the Tenant for default in payment of Additional Rent as for default in the payment of Basic Rent.

4.8      INTEREST ON ARREARS

If the Tenant fails to pay Rent when due, the Tenant shall pay interest on the unpaid amount at the Rate of Interest from the date due until the date paid, without prejudice to and in addition to any other remedy available to the Landlord under this Lease or at law.

4.9      NET LEASE TO LANDLORD

This Lease and the Rent payable hereunder shall be absolutely net to the Landlord. Any obligation which is not stated to be that of the Landlord shall be deemed to be that of the Tenant.

4.10     SECURITY DEPOSIT

(a) The Tenant has deposited with the Landlord the sum of $44, 136.25 (the "Deposit"). The Deposit shall be held by the Landlord, in an interest-bearing account (with all interest accruing to the account of the Tenant), and applied against the Basic Rent first due hereunder.

(b) The Landlord shall deliver the Deposit or the remainder thereof, if any, to any purchaser of the Landlord's interest in the Premises and the Development if such interest is sold and thereafter the Landlord shall be discharged from any further liability with respect to the Deposit.

                                    ARTICLE 5
                                      TAXES
                                      -----

5.1      TAXES

The Landlord shall pay when due to the taxing authority or authorities having jurisdiction all Taxes.

5.2      TENANT'S TAXES AND SALES TAXES

(a) The Tenant shall pay all Tenant's Taxes when due to the taxing authority or authorities having jurisdiction, or to the Landlord, if the Landlord directs.

(b) The Tenant shall pay all Sales Taxes to the Landlord at the same time as the amounts to which such Sales Taxes apply are payable to the Landlord under the terms of this Lease. If the Tenant fails to pay such Sales Taxes when due, the Landlord shall have the right, but not the obligation, to make such payments to the relevant authorities and to collect the Sales Taxes together with any penalties and interest costs imposed by such relevant authorities from the Tenant upon demand. Notwithstanding any other provision of this Lease, Sales Taxes payable by the Tenant under this subsection shall be deemed not to be Rent, but in addition to the Landlord's statutory rights and remedies, the Landlord shall have all of the same remedies for and rights of recovery of such amounts as it has for recovery of Rent under this Lease including, without limitation, the right to collect interest thereon at the Rate of Interest from the date the relevant amount was due to the date of payment.

To the extent that any Additional Rent includes Sales Taxes payable by the Landlord on the purchase of goods and services included in such Additional Rent, such Additional Rent shall exclude any such Sales Taxes as are available to the Landlord as a credit in determining the Landlord's net tax liability on account of such Sales Taxes.

5.3      TENANT'S CONTRIBUTION TO TAXES

(a) The Tenant shall, in respect of each calendar year included in whole or in part within the Term, pay to the Landlord an amount to cover the Taxes that are fairly attributable to the Premises for such calendar year, such amount to be determined by the Landlord acting reasonably. The Landlord and the Tenant shall make reasonable efforts to obtain separate assessments for the Premises for tax purposes and, if there are such separate assessments (or, in lieu thereof, calculations made by authorities having jurisdiction from which separate assessments may, in the Landlord's opinion, be readily determined), the Landlord shall determine the amount payable by the Tenant pursuant to this subsection
         (a) based on such assessments or calculations, as the case may be. The Tenant shall provide the Landlord with a copy of any separate notices of assessment for the Premises which the Tenant has received.

(b) The Tenant shall, in respect of each calendar year included in whole or in part within the Term, pay to the Landlord an amount to cover any taxes imposed on the Landlord which are attributable to personal property, furnishings, fixtures or Leasehold Improvements installed within the Premises.

(c) The Tenant shall, in respect of each calendar year included in whole or in part within the Term, pay to the Landlord the amount by which Taxes are increased above the Taxes which would have otherwise been payable as a result of the Premises or the Tenant or any other occupant of the Premises being taxed or assessed in support of separate schools.

(d) Payment by the Tenant of all amounts on account of Taxes shall be governed by Sections 4.3 and 4.4.

5.4      PAYMENTS

(a) The Landlord may postpone any payment payable by it pursuant to Section 5.1, and the Tenant may postpone any payment payable by it directly to a taxing authority (but not to the Landlord) pursuant to this Article in each case to the extent permitted by law and if prosecuting in good faith any appeal against the imposition thereof, but provided that in the case of a postponement by the Tenant which involves any risk of the Development or any part thereof or the Landlord becoming liable to assessment, prosecution, fine or other liability, the Tenant shall have given security in a form and of an amount satisfactory to the Landlord in respect of such liability and such undertakings as the Landlord may reasonably require to ensure payment thereof.

(b) Whenever requested by the Landlord, the Tenant shall deliver to the Landlord receipts for payment of all amounts owing by the Tenant pursuant to Section 5.2 and furnish such other information in connection therewith as the Landlord may reasonably require.

                                    ARTICLE 6
                         SERVICES AND COMMON FACILITIES
                         ------------------------------

6.1      TENANT'S CONTRIBUTION TO OPERATING COSTS

(a) The Tenant shall, throughout the term, pay to the Landlord the Tenant's Proportionate Share of Operating Costs.

(b) Payment by the Tenant of all amounts on account of the Tenant's Proportionate Share of Operating Costs shall be governed by Sections
         4.3 and 4.4.

6.2      OPERATION OF REGULAR HVAC SYSTEM

The Landlord shall operate the heating, ventilating and air-conditioning equipment and systems serving the Premises so as to provide conditions of adequate comfort in the Premises during Business Hours, except during the making of repairs, inspections, overhauling or replacement.

If such equipment or systems are damaged or destroyed, or, in the opinion of the Landlord, require repair, inspection, overhauling or replacement, the Landlord shall carry out such work with all reasonable diligence. The Landlord shall not be responsible for any loss, damages or costs arising from the failure of such equipment or systems to perform their function. In addition, the Landlord shall not be responsible for the failure of such equipment and systems to perform their function if the number of persons in the Premises at any one time exceeds a reasonable number or if the electrical load from lights and power in the Premises is excessive or if such failure results from any arrangement of partitioning in the Premises or change or alteration thereto or if the window covering on exterior windows is not kept fully closed while the windows are exposed to direct sunlight or if any use of mechanical or electrical equipment installed in the Premises generates heat in excess of normal amounts. The Landlord shall not be liable for direct, indirect or consequential damage or damages for personal discomfort or illness of the Tenant or its employees, invitees or other persons transacting business with it by reason of the operation or non-operation of such systems and equipment. In no event shall Rent abate during any non-operation.

6.3      ADDITIONAL HVAC

(a) The Tenant may, upon two days' written notice to the Landlord, request the Landlord to provide any service mentioned in section 6.2 to the Premises or any portion or portions thereof during such non Business Hours that the Tenant specifies. The Landlord may provide such service and the costs thereof shall be included in Operating Costs hereunder.

(b) The Tenant may, upon two days' written notice to the Landlord, request the Landlord to provide heating, ventilating and air-conditioning service in excess of that mentioned in section 6.2 to the Premises or any portion or portions thereof. If the equipment and systems providing such service is capable of meeting the Tenant's request, the Landlord may provide such service and charge the Tenant, as an Additional Service Cost, the reasonably hourly rate for each hour or part thereof that such service is provided, such hourly rate to be determined by the Landlord and to comprise all additional costs incurred in providing such service.

6.4      ELECTRICITY AND OTHER UTILITIES

The Landlord shall furnish to the Premises electricity for lighting and for office equipment capable of operating from the circuits available and standard to the Building. The Landlord shall also replace, maintain and repair as and when required all electric light bulbs, fluorescent tubes and ballasts initially supplied in the Premises and provide the necessary maintenance and repair of fluorescent and other standard Building lighting fixtures located in the Premises.

The Tenant shall pay, as an Additional Service Cost, all charges for electricity and other utilities provided to the Premises together with the costs of the aforesaid replacement, maintenance and repair. The charges for electricity and other utilities used in the Premises and all costs as aforesaid shall be determined by the Landlord or its agent using a reasonable method of calculation which has been communicated to the Tenant.

If requested by the Landlord, the Tenant shall install, at the Tenant's sole expense, separate meters specified by the Landlord for measuring consumption of energy in the Premises.

The costs of replacement, maintenance and repair of each of the items in this section 6.4 shall, as determined by the Landlord from time to time and applied on a uniform basis in the Development, either be charged to the Tenant as an Additional Service Cost or included in Operating Costs.

6.5      OPERATION OF COMMON FACILITIES

Except as otherwise provided in this Article, the Landlord shall operate, maintain, clean, light, heat, ventilate and air-condition and supervise and regulate the Common Facilities as a reasonably prudent owner would do having regard to the type and age of the Development.

All Common Facilities shall be subject at all times to the exclusive control and management of the Landlord. The Landlord shall be entitled to operate and police the same, to change the area and location thereof, to employ all personnel and to make all rules and regulations necessary for the proper operation and maintenance thereof, and to do such other acts with respect thereto as the Landlord, acting reasonably, shall determine to be advisable; provided, however, that the Tenant, unless deprived by reasons beyond the Landlord's control, shall always have the use of such of the Common Facilities as are reasonably necessary for the use and enjoyment of the Premises.

6.6      JANITORIAL SERVICES

(a) The Landlord shall provide to the Premises normal office cleaning services of a standard (both as to extent and frequency) as a reasonably prudent owner would do having regard to the type and age of the Development, the cost of which is to form a part of Operating Costs. Such services shall include, but not be limited to, causing periodically as may be appropriate of necessary in keeping with such standard the floors of the Premises to be swept, the interior surface of the exterior windows of the Premises to be cleaned, the desks, tables, other furniture and venetian blinds, if any, in the Premises to be dusted and any broadloom in the Premises to be vacuumed. Cleaning in addition to the foregoing standard (such as, for example, the washing of carpets and the dry-cleaning of drapes) shall be the responsibility of the Tenant, although the Landlord shall have the right to elect to provide such additional cleaning, as provided in subsection (c).

(b) The Tenant acknowledges that the Landlord will be relieved from its cleaning obligation as provided in subsection (a) in respect of any part of the Premises to which access is not granted to the person or persons retained to perform such work.

(c) If the Tenant desires any janitor or cleaning services for the Premises in addition to those contemplated by subsection (a) and if the Landlord from time to time elects, acting reasonably, to provide exclusively (either directly or through agents or contractors designated by it) such additional services or if the Landlord supervises the moving of furniture or equipment of the Tenant or the making of deliveries to or from the Premises, such additional services referred to in this subsection shall be treated as Additional Services and all reasonable Additional Service Costs shall be paid by the Tenant to the Landlord forthwith after demand.

(d) The Tenant acknowledges that the Landlord shall not be responsible for any omission or act of commission on the part of the person or persons employed or retained to perform the cleaning services referred to in this section or for any loss thereby sustained by the Tenant, the Tenant's employees, agents, invitees or others.

(e) Subject to the Landlord's reasonable requirements, including the provision by the Tenant of satisfactory insurance and bonds and compliance with security measures, and the Landlord's right to control and manage the Building, the Tenant shall have the right to perform the janitorial and cleaning services for the Premises contemplated by subsection (a).

6.7      SECURITY SERVICES

(a) The Landlord may provide security services for the Building so as to use reasonable efforts to ensure that access to the Building during other than Business Hours shall be restricted to those persons entitled to be allowed entry to the Building, provided they comply with the requirements established by the Landlord.

(b) It is understood and agreed that, unless specifically required by the Landlord, the Landlord shall not hold or be obliged to hold any keys to the Premises or to otherwise accept any items on behalf of the Tenant including, without limitation, any keys, boxes, goods or other items. In addition, it is understood and agreed that the Tenant shall be responsible for the security and protection of the Premises and any security staff employed by the Landlord shall only be responsible for assisting in the security of the common areas of the Development. The Landlord and its security staff and other employees shall not be responsible for the detention or apprehension of any individuals in the Premises or suspected of any criminal activity taking place in the Premises.

(c) The Tenant acknowledges that the Landlord shall not be responsible for any omission or act of commission on the part of any person employed or retained to provide security service pursuant to this section or for any loss thereby sustained by the Tenant, the Tenant's employees, agents, invitees or others.

6.8      INTERRUPTION IN SERVICES

The Landlord has the right to stop the use of any facilities and the supply of any services when necessary by reason of accident or during the making of repairs, replacements, alterations or improvements, in the judgment of the Landlord necessary or desirable to be made, until the repairs, replacements, alterations or improvements have been completed to the satisfaction of the Landlord provided that all reasonable steps shall be taken to minimize any interference with the Tenant's use and enjoyment of the Premises, both as to the extent and duration of such interference. The Landlord shall have no responsibility or liability for failure to operate any facilities or supply any services when the use of the facility is stopped as aforesaid or when the Landlord is prevented from using the facility or supplying the service by strike, or by orders or regulations of any governmental authority or agency or by failure of the electric current, gas, steam or water supply necessary to the operation of any facility or by the failure to obtain such a supply or by any other cause beyond the Landlord's reasonable control.

6.9      ENERGY CONSERVATION

The Tenant shall comply with any measures the Landlord or any legislative authority may from time to time introduce to conserve or to reduce consumption of energy or to reduce or control other Operating Costs or pay as Additional Rent the cost, to be estimated by the Landlord acting reasonably, of the additional energy consumed by reason of such non-compliance. The Tenant shall also convert to whatever system or units of measurement of energy consumption the Landlord may from time to time adopt.

6.10     PEST CONTROL BY TENANT

The Tenant agrees to institute and carry out and maintain, at its own expense, such pest control measures in the Premises as the Landlord reasonably requires.

                                    ARTICLE 7
                          USE AND OCCUPANCY OF PREMISES
                          -----------------------------

7.1      USE OF PREMISES

The Tenant shall use the Premises solely for the purpose of general offices and administrative uses. The Tenant will not use or permit, or suffer the use of, the Premises or any part thereof for any other business or purpose.

7.2      WASTE AND NUISANCE

The Tenant shall not carry on any business or do or suffer any act or thing which may constitute or result in a nuisance to the Landlord or to other tenants of the Development, or do or suffer any waste or damage to the Premises or the Development.

7.3      NO OVERLOADING OF FLOORS OR COMMON USE EQUIPMENT

The Tenant shall not permit or allow any overloading of the floors of the Premises or the bringing into any part of the Premises of any articles or fixtures that by reason of their weight or size might damage or endanger the structure of the Premises or the Building. The Tenant shall not permit or allow anything that might result in any overloading of any of the Common Facilities.

7.4      INSURANCE CANCELLATION OR INCREASE

The Tenant shall not do or omit to do or permit to be done or omitted to be done in the Premises anything which would cause any policy of insurance on the Development to be subject to cancellation or non-renewal or which would cause an increase in the cost of any insurance which the Landlord is obligated by this Lease to maintain. Upon any default by the Tenant which would result in cancellation or non-renewal or an increased cost, the Landlord may, at its option, terminate this Lease if such default is not cured by the Tenant within 10 days' notice to the Tenant. Without limiting the foregoing, the Tenant shall pay to the Landlord, forthwith upon demand, the amount of any such increase in cost.

If any insurance policy is cancelled or threatened by the insurer to be cancelled or the coverage thereunder is altered in any way because of the use or occupation of the Premises by the Tenant or by any person for whom the Tenant is in law responsible, and if the Tenant fails to remedy the condition giving rise to the cancellation, threatened cancellation or alteration in coverage within 2 Business Days (or such lesser period as the Landlord acting reasonably may determine, having regard to the urgency of the situation)after notice to the Tenant of such cancellation or proposed cancellation or alteration, the Landlord may, (but shall not be obligated to), without further notice or any liability to the Tenant or any other occupant of the Premises, enter the Premises and attempt to remedy such condition or obtain or attempt to obtain insurance coverage in replacement of the coverage cancelled, threatened to be cancelled or altered in coverage; and the Tenant shall pay to the Landlord, forthwith upon demand, the cost thereof.

7.5      OBSERVANCE OF LAW BY LANDLORD AND TENANT

(a) The Landlord shall, at its expense (which expense shall be included in Operating Costs, unless it is expressly hereby excluded therefrom), promptly comply with and conform to the requirements of every applicable statute, law, by-law, regulation, ordinance and order at any time or from time to time in force during the Term affecting the Development other than to those matters which are the obligation of the Tenant as provided in subsection (b).

(b) The Tenant shall, at its expense, promptly comply with and conform to the requirements of every applicable statute, law, by-law, regulation, ordinance and order at any time or from time to time in force during the Term affecting the Tenant's use of the Premises or any part thereof and/or the business carried on therein and/or the Leasehold Improvements, trade fixtures, furniture, machinery, equipment and other facilities located in the Premises and/or any other part of the Development affected by the Tenant's actions in the Premises.

7.6      RULES AND REGULATIONS

The Tenant shall observe and perform, and shall cause its employees, agents, invitees and others over whom the Tenant can reasonably be expected to exercise control to observe and perform, the Rules and Regulations attached hereto as Schedule "B" and such other rules and regulations or amendments as may be made from time to time by the Landlord acting reasonably and of which notice has been given by the Landlord to the Tenant.

The Tenant acknowledges that the Rules and Regulations, as from time to time amended or replaced, are not necessarily of uniform application but may be waived in whole or in part in respect of other tenants without affecting their enforceability with respect to the Tenant and the Premises, and may be waived in whole or in part with respect to the Premises without waiving them as to future application to the Premises, and the imposition of such Rules and Regulations shall not create or imply any obligation of the Landlord to enforce them.

In any conflict between a provision of this Lease and any of the Rules and Regulations, the provision of this Lease shall govern.

7.7      SIGNAGE

(a) Provided that the Tenant in occupation of all or substantially all of the Premises is E-Cruiter.com Inc. (the Tenant acknowledging that the rights under this Section 7.7 are personal to E-Cruiter.com Inc.), the Tenant shall have the following rights in respect of signage:

         (i) if the Landlord obtains the requisite approvals for the installation thereof, the Tenant shall have the right in common with other tenants of the Building to install, at its expense, its corporate identification signage on a pylon sign located at the entrance to the Lands (for greater certainty, the Tenant acknowledges that there shall be only one such pylon sign for all tenants of the Building); and

         (ii) the Tenant shall have the right to install, at its expense, its corporate identification signage on the exterior facade over the main entrance to the Building fronting Solandt Street. The size, design, location and installation of any such signage shall be subject to the prior written approval of the Landlord, acting reasonably, and the receipt by the Tenant of all requisite municipal and/or regulatory approvals.

         All signage installed by the Tenant shall be subject to the further condition that the Tenant shall have the obligation, at its expense, to remove such signage and make good any damage caused thereby, at the expiry or earlier termination of the Term. Such rights shall also be subject to termination by the Landlord, upon the occurrence of any default under this Lease by the Tenant.

(b) Subject to paragraph (a), the Tenant shall not install any signage or advertising material or inscribe anything upon any part of the exterior of the Building or on the exterior or interior surfaces of any exterior window or door of the Premises or upon the exterior of any demising walls, or upon any Common Facilities, except the usual tenant identification on a directory board as designated by the Landlord and except for a sign on the door leading to the Premises, which sign shall be consented to by the Landlord, acting reasonably. At the expiry or earlier termination of this Lease, the Tenant shall remove any such signage which it may have installed, and shall repair forthwith any damage caused by such removal.

                                    ARTICLE 8
                                   ALTERATIONS
                                   -----------

8.1      ALTERATIONS BY TENANT:

(a) The Tenant shall not, without the prior consent of the Landlord, make, erect, alter or install any Leasehold Improvements or other alterations or installations to the Premises (the "Work").

(b) If the Tenant wishes to do any Work, the Tenant shall apply for the Landlord's consent and furnish such plans, specifications and designs as shall be necessary to fully describe the Work. The Landlord's consent thereto shall not be unreasonably withheld or delayed; provided that, without limitation, any refusal to grant consent based on grounds that such Work is not in compliance with the Landlord's standard for the Building or that the Tenant has not posted security with the Landlord shall be conclusively deemed not to be an unreasonable withholding of consent.

(c) Subject to the Landlord's consent having been obtained and the Landlord's reasonable requirements (including the posting of reasonable security, if requested) being met, the Landlord recognizes the right of the Tenant to install such interior partitions and other Leasehold Improvements as are necessary or appropriate to its use and occupancy of the Premises.

(d) Any Work shall, if the Landlord so elects, be performed by employees or contractors who have been designated by the Landlord and who have contracted directly with the Tenant and agreed to carry out such Work in a good and workmanlike manner and at a cost to the Tenant which is not unreasonable when compared with the amounts which would be charged by reputable contractors performing the same work. In the absence of any such election by the Landlord, such Work may be performed by contractors retained by the Tenant pursuant to written contracts which have been approved by the Landlord (such approval not to be unreasonably withheld) and are subject to all reasonable conditions which the Landlord imposes. In either event, the Landlord shall have the right to inspect such Work and require any Work not being properly done to be corrected, and to approve on a reasonable basis (which may include considerations involving trade union affiliations or the lack of them and work jurisdiction, where in the opinion of the Landlord there is a risk of labour disputes which might adversely affect the Landlord) the contractors, tradesmen or the Tenant's own employees (as the case may be) employed by the Tenant in connection therewith.

(e) The Tenant shall pay to the Landlord, within 10 days after the receipt of the Landlord's invoice, the Landlord's reasonable out-of-pocket costs incurred in examining and approving the Tenant's plans, specifications and designs and in inspecting the Work and any additional expenses actually incurred by the Landlord in connection with such Work together with a coordination and supervision fee equal to 10% of the total cost to the Tenant of such Work (provided that the Landlord agrees that such fee shall not be payable in respect of the initial Tenant's Work to be conducted prior to the Commencement Date, the parties acknowledging, however, that in respect of such Work the Tenant shall be required to pay the fee referred to in subsection 6(b) of Schedule "E").

(f) The Tenant agrees that it will, periodically throughout the Term including, without limitation, whenever any alterations are made to the Premises, balance the air movement in the Premises at the Tenant's expense and for this purpose use the air-balancer designated by the Landlord. The Landlord acknowledges that it will, as part of the Landlord's work contemplated by section 17.4, balance the air movement in the Premises at the commencement of the Term.

8.2      NO FINANCING BY TENANT OF LEASEHOLD IMPROVEMENTS

The Tenant shall not create any lien, mortgage, charge, conditional sale agreement or other encumbrance in respect of its Leasehold Improvements, nor shall the Tenant take any action as a consequence of which any such prohibited lien, mortgage, charge, conditional sale agreement or other encumbrance would attach to the Premises or to the Development.

8.3      LIENS

(a) In connection with the making, erection, installation or alteration of Leasehold Improvements and trade fixtures and all other work or installations or alterations made by or for the Tenant in the Premises, the Tenant shall comply with every applicable statute, law, by-law, regulation, ordinance and order affecting the same and affecting the Development as a result of the actions of the Tenant including, without limitation, the Construction Lien Act of Ontario, and any other statutes from time to time applicable thereto (including any provision requiring or enabling the retention by way of holdback of portions of any sums payable) and, except as to any such holdback, shall promptly pay all accounts relating thereto.

(b) Whenever any construction or other lien for work, labour, services or materials supplied to or for the Tenant or for the cost of which the Tenant may be in any way liable or claims therefor shall arise or be filed or any prohibited mortgage, charge, conditional sale agreement or other encumbrance shall attach, the Tenant shall within five days after receipt of notice thereof procure and register the discharge thereof, including any certificate of action registered in respect of any lien, by payment or in such other manner as may be required or permitted by law, and failing which the Landlord may make any payments required to procure and register the discharge of any such liens or encumbrances, including any certificate of action registered in respect of any lien, and shall be entitled to be reimbursed by the Tenant as provided in
         Section 15.3, and its right to reimbursement shall not be affected or impaired if the Tenant shall then or subsequently establish or claim that any lien or encumbrance so discharged was without merit or excessive or subject to any abatement, set-off or defence.

(c) The Landlord and the Tenant agree that any work done in the Premises during the Term by or on behalf of the Tenant shall not be done and shall be deemed not to have been done at the request of the Landlord. If any contractor with respect to any Work gives notice to the Landlord pursuant to Section 19 of the Construction Lien Act of Ontario, the Landlord shall have the right to refuse to assume responsibility.

8.4      ALTERATIONS BY LANDLORD

The Landlord may from time to time at its own expense make alterations to the Building or any part thereof including the Premises and alterations to or relocations of the Common Facilities provided that: (a) the Premises shall not be altered or interfered with in any material way; (b) the Common Facilities shall not be altered or relocated to such an extent as to materially reduce their convenience to the Tenant; (c) access and services to or benefiting the Premises shall not be reduced or interrupted (except to the minimum extent which is temporary, reasonable and unavoidable during the making of repairs or renovations); and (d) any alteration shall be such that a reasonably prudent owner of the Development would make having regard to the type and age of the Development.

8.5      PROHIBITION RE CERTAIN MATERIALS

Notwithstanding any other provision of this Lease, the Tenant agrees that it will not use or permit the use of any hazardous substances including, without limitation, any asbestos, propane, polychlorinated biphenyl, propane or radon in any construction of the Leasehold Improvements in the Premises or in any use of the Premises.

                                    ARTICLE 9
                                     REPAIRS
                                     -------

9.1      LANDLORD'S REPAIRS

Subject to Section 9.5 and except as provided in Section 9.2, the Landlord shall repair and maintain and may, if it so elects, replace: (a) the Building including all the external and structural parts of the Building but excluding any parts thereof (except as specified in subsection (b) of this Section) which comprise the whole or a part of the Premises or premises leased to others; (b) Insured Damage; and (c) the Common Facilities; all with reasonable dispatch and in a good and workmanlike manner, and so as to keep the same in good condition and repair.

9.2      TENANT'S REPAIRS

Subject to Section 9.5, the Tenant shall at the Tenant's expense and throughout the Term, keep the Premises and the Leasehold Improvements and trade fixtures therein and all electrical and telephone outlets and conduits and all mechanical and electrical equipment within the Premises in good condition and repair to the standards of a first class building. The Tenant shall also make good any damage to the Development caused by the Tenant and which is not Insured Damage. All repairs by the Tenant shall be subject to Section 8.1.

9.3      ENTRY BY LANDLORD TO VIEW STATE OF REPAIR

The Landlord shall be entitled to enter and view the state of repair of the Premises provided that nothing herein shall be construed so as to require repairs to be made by the Landlord except as expressly provided in this Lease. The Tenant will repair, according to notice, as specified in Section 9.2.

9.4      NOTICE OF DEFECTS

The Tenant shall give to the Landlord prompt notice of any defect in the plumbing or utility systems and equipment or any damage to the Premises or any part thereof howsoever caused; provided that nothing herein shall be construed so as to require repairs to be made by the Landlord except as expressly provided in this Lease.

9.5      TERMINATION OR ABATEMENT AFTER DAMAGE

(a) If and whenever the Premises are destroyed or damaged by any cause to the extent that, in the Landlord's reasonable opinion to be given in writing to the Tenant within 60 days after the occurrence of such damage or destruction, they are unable to be repaired or rebuilt within 180 days after such destruction or damage, then the Landlord may terminate this Lease by notice to the Tenant, to be given within 30 days after the giving of the Landlord's written opinion above referred to, and the Tenant shall immediately thereupon surrender the Premises and this Lease to the Landlord and Rent shall be apportioned to the date of such destruction or damage (subject to the payment of Rent from the date of such destruction or damage to the date of surrender in the same proportion that the part of the Net Rentable Area of the Premises fit for occupancy by the Tenant until such surrender is of the total Net Rentable Area of the Premises).

(b) If and whenever all or any portion of the Building is destroyed or damaged by reason of any cause (whether or not such portion includes all or any part of the Premises) to such extent that:

         (i) in the Landlord's reasonable opinion to be given to the Tenant in writing within 60 days after the occurrence of such damage or destruction, it is unable to be repaired or rebuilt within 180 days after such destruction or damage; or

         (ii) the estimated cost (as estimated by the Landlord) of repairing or rebuilding the Development exceeds the proceeds of insurance available to the Landlord for such purpose (or which would have been available if the Landlord had insured in compliance with Section 10.1);

         the Landlord may terminate this Lease upon not less than 30 days' prior written notice to the Tenant, given within 60 days after the happening of such destruction or damage, and the Tenant shall immediately thereupon surrender the Premises and this Lease to the Landlord; and

         (iii) if and to the extent that such destruction or damage has rendered the Premises in whole or in part unfit for occupancy by the Tenant, Rent shall abate from the date of such destruction or damage to the date of surrender in the same proportion that the part of the Net Rentable Area of the Premises unfit for occupancy is of the total Net Rentable Area of the Premises; and

         (iv)     otherwise Rent shall be apportioned to the date of surrender.

(c) If and whenever the Premises are destroyed or damaged by reason of any cause and this Lease shall not have been terminated, the Landlord shall, with all reasonable diligence, make the repairs specified in
         Section 9.1 and the Tenant shall, with all reasonable diligence and in compliance with Section 8.1, make all repairs to the Premises specified in Section 9.2 and complete the Premises for occupancy for the purpose described in Section 7.1 and in compliance with subsection 7.5(b). If as a result of any destruction or damage to the Premises which the Landlord is obligated to repair pursuant to Section 9.1, and which is not the fault of the Tenant or those for whom it is in law responsible and which does not consist of merely a temporary interruption of or interference with any utility, service or access, the Premises are rendered in whole or in part unfit for occupancy by the Tenant, then during the period commencing two Business Days immediately following the occurrence of such destruction or damage and ending upon the earlier of:

         (i) the date when both the repairs to the Premises which the Landlord is obligated to make as aforesaid are completed sufficiently to enable the Tenant to commence its repairs, and the Tenant has been allowed a reasonable period of time which is sufficient for the completion by it of the repairs it is obligated to make as aforesaid with due diligence; and

         (ii) the date upon which no insurance proceeds are available to the Landlord under its loss of rental income insurance coverage in respect of the Premises (other than by reason of the Landlord not carrying the insurance as set out in Section 10.1);

         Rent shall from time to time abate in the same proportion that the part of the Net Rentable Area of the Premises from time to time rendered unfit for such occupancy by reason of such destruction or damage is of the total Net Rentable Area of the Premises.

9.6      NO CLAIM BY TENANT

Except in respect of abatement of Rent as provided for in this Article, no claim for compensation or damages, direct or indirect shall be made by the Tenant by reason of the loss of use, inconvenience or otherwise arising from the necessity of repairing any portion of the Development however the necessity may arise.

9.7      TENANT TO LEAVE PREMISES IN GOOD REPAIR

The Tenant shall leave the Premises and (subject to Section 3.5) the Leasehold Improvements, at the expiration or other termination of the Term, in the condition and repair required of the Tenant under Section 9.2.

                                   ARTICLE 10
                            INSURANCE AND LIABILITY
                            -----------------------

10.1     LANDLORD'S INSURANCE

Subject to its general availability, the Landlord shall effect and maintain during the Term:

(a) "all risks" insurance which shall insure the Development (other than any Leasehold Improvements) on a full replacement cost basis against loss or damage by perils now or hereafter from time to time embraced by or defined in a standard all risks insurance policy;

(b) boiler and machinery insurance on objects defined in a standard comprehensive boiler and machinery policy against accidents as defined therein;

(c) loss of rental income insurance in an amount sufficient to replace all Basic Rent and Additional Rent payable under the provisions of this Lease for an indemnity period of a reasonable period of time;

(d) comprehensive general liability insurance covering claims for personal injury and property damage arising out of all operations in connection with the management and administration of the Development; and

(e) such other coverage, or increases in the amount of coverage, as the Landlord may determine, (i) acting as a prudent landlord, or (ii) in accordance with changes in industry standards, or (iii) in accordance with the requirements of any mortgagee.

For greater certainty, the Tenant acknowledges that the Landlord is not obligated to insure Leasehold Improvements in the Premises. The insurance to be maintained by the Landlord shall be that which would be carried by reasonably prudent owners of properties similar to the Development, all as from time to time determined by insurance advisers selected by the Landlord, and whose written opinion shall be conclusive.

10.2     TENANT'S INSURANCE

The Tenant shall, at its own expense, take out and keep in force during the Term and such other times as the Tenant is in occupation or possession of the Premises or any part thereof:

(a) comprehensive insurance of the type commonly called general public liability, which shall include coverage for personal injury, broad blanket contractual liability, employer's liability, owner's protective liability, all risks tenant's legal liability, non-owned automobile liability, bodily injury, death and property damage, all on an occurrence basis with respect to the business carried on in the Premises and the Tenant's use and occupancy of the Premises and its use of the Common Facilities or of any other part of the Building, with coverage for any one occurrence or claim of not less than $5,000,000 or such other amount as the Landlord may from time to time reasonably require upon not less than 30 days' notice at any time during the Term, which insurance shall contain a severability of interest clause and a cross-liability clause;

(b) "all-risks" property insurance covering the Leasehold Improvements, trade fixtures, and the furniture and equipment in the Premises on a full replacement basis, with an agreed amount co-insurance clause and by-law endorsement and which insurance shall provide that any proceeds recoverable with respect to Leasehold Improvements shall be payable to the Landlord (but the Landlord agrees to make available such proceeds toward the repair or replacement of the insured property if this Lease is not terminated pursuant to any other provisions hereof); and

(c) insurance against such other perils and in such amounts as the Landlord or any mortgagee of the Landlord or the Tenant may from time to time reasonably require upon not less than 60 days' notice, such requirement to be made on the basis that the required insurance is customary at the time in the City of Ottawa for tenants of buildings similar to the Building.

10.3     FORM OF TENANT'S INSURANCE

All insurance required to be maintained by the Tenant hereunder shall be on terms and with insurers to which the Landlord has no reasonable objection. Each policy shall (a) contain a waiver by the insurer of any rights of subrogation or indemnity or any other claim to which the insurer might otherwise be entitled against the Landlord or the directors, officers, agents or employees of the Landlord, (b) name the Landlord and its directors, officers, agents and employees as additional named insureds, (c) be primary, noncontributory with and not excess of any insurance available to the Landlord and (d) contain an undertaking by the insurer that no material change adverse to the Landlord or the Tenant will be made and the policy will not lapse or be cancelled or not be renewed, except after not less than 30 days' prior written notice to the Landlord of the intended change, lapse, cancellation or non-renewal. The Tenant shall furnish to the Landlord certified copies of the policies of insurance from time to time effected by the Tenant and its renewal or continuation in force, together with evidence as to the method of determination of full replacement cost of the Leasehold Improvements and other items excluded from the definition of Leasehold Improvements, trade fixtures, furniture and equipment. If the Landlord reasonably concludes that the full replacement cost has been underestimated, the Tenant shall forthwith arrange for any consequent increase in coverage required under Section 10.2. If the Tenant fails to take out, renew or keep in force such insurance, or if the policies submitted to the Landlord pursuant to the preceding sentence are unacceptable to the Landlord (or no such policies are submitted within a reasonable period after request therefor by the Landlord), then the Landlord may give to the Tenant notice requiring compliance with this Section and specifying the respects in which the Tenant is not then in compliance with this Section. If the Tenant does not, within 72 hours (or such lesser period as the Landlord may reasonably require having regard to the urgency of the situation), provide appropriate evidence of compliance with this Section, the Landlord may (but shall not be obligated to) obtain some or all of the additional coverage or other insurance which the Tenant shall have failed to obtain, without prejudice to any other rights of the Landlord under this Lease or otherwise, and the Tenant shall pay all premiums and other costs incurred by the Landlord forthwith upon demand.

10.4     RELEASE OF LANDLORD BY TENANT

The Tenant agrees that neither the Landlord nor its directors, officers, agents, employees or any others for whom the Landlord is at law responsible shall be liable to any extent for any personal injury or death of, or loss or damage to any property belonging to the Tenant or its employees, invitees or licensees or any other person in, on or about the Development unless resulting from the actual gross negligence of the Landlord (but only to the extent of such actual gross negligence) or unless resulting from a breach of the obligations of the Landlord under this Lease. In no event shall the Landlord or its directors, officers, agents, employees or any others for whom the Landlord is at law responsible be liable for: (a) any damage (other than Insured Damage) which is caused by steam, water, rain or snow which may leak into, issue or flow from any part of the Development or from the pipes or plumbing works, including the sprinkler system, thereof, or from any other place or quarter, or for any damage caused by or attributable to the condition or arrangement of any electric or other wiring or of sprinkler heads, or for any damage caused by anything done or omitted by any other tenant; (b) any act or omission (including theft, malfeasance or negligence) on the part of any agent, contractor or person from time to time employed by it to perform janitorial services, security services, supervision or any other work in or about the Premises or the Development; (c) loss or damage, however caused, to money, securities, negotiable instruments, papers or other valuables of the Tenant; or (d) loss or damage for which the Tenant is required to carry insurance.

In addition, the Tenant releases the Landlord and its directors, officers, agents, employees and any others for whom the Landlord is at law responsible from all claims or liabilities in respect of damage required to be insured against by the Tenant.

10.5     RELEASE OF TENANT BY LANDLORD

The Landlord hereby releases the Tenant and those for whom the Tenant is at law responsible from all claims or liabilities in respect of any damage which is Insured Damage to the extent of the insurance proceeds actually received by the Landlord.

10.6     INDEMNITY OF LANDLORD BY TENANT

Except as provided in Section 10.5, the Tenant shall indemnify and save harmless the Landlord and its directors, officers, agents and employees against and from any and all expenses, costs, damages, suits, actions or liabilities arising or growing out of any default by the Tenant hereunder, and from all claims and demands of every kind and nature made by any person or persons to or against the Landlord and/or its directors, officers, agents and employees, for all and every manner of costs, damages or expenses incurred by or injury or damage to such person or persons or his, her or their property, which claims or demands may arise howsoever out of the use and occupation of the Premises by the Tenant or any subtenant or occupant authorized by the Tenant or by any assignee or sublessee thereof or any of the above-mentioned or his, her or their servants, agents, assistants, employees, invitees or other persons entering into the Building to go to the Premises or any part thereof, and from all costs, counsel fees, expenses and liabilities incurred in or about any such claim or any action or proceeding brought thereon.

10.7     PLATE GLASS

The Tenant shall be responsible for the cost of the replacement of any and all glass, damaged or broken, from any cause whatsoever, in or about the Premises.

10.8     EXTENDED MEANING OF "LANDLORD" AND "TENANT"

For the purposes of every provision of this Lease which includes a release or indemnity, "Tenant" shall mean the Tenant, its servants, agents, assistants, employees, invitees and contractors, and "Landlord" shall mean the Landlord, its servants, agents, assistants, employees, invitees and contractors.

                                   ARTICLE 11
                           ASSIGNMENTS, ETC. BY TENANT
                           ---------------------------
                         AND TRANSFERS ETC. BY LANDLORD
                         ------------------------------

11.1     ASSIGNMENTS, SUBLEASES, CHARGES BY TENANT

(a) The Tenant shall not assign this Lease or sublet all or any part of the Premises or in any way charge, encumber or pledge this Lease or its interest therein without the prior consent of the Landlord which shall not be unreasonably withheld. Without limitation, it shall constitute reasonable grounds for any withholding of consent by the Landlord that, in the Landlord's reasonable judgment, (i) the proposed assignee or subtenant does not have a satisfactory financial condition having regard to the obligations which it will assume as assignee or subtenant, or (ii) the proposed assignee or subtenant is a tenant or subtenant of other space in the Development, or (iii) the proposed assignee or subtenant does not have an established good reputation in the business community, or (iv) it is intended or likely that it will use any part of the Premises for purposes which are not permitted by this Lease or which are not acceptable to the Landlord, acting reasonably, or which are not compatible with the other businesses or activities which are being carried on in the Development or (v) the proposed assignment or sublet is contrary to any covenants or restrictions granted by the Landlord to other existing or prospective tenants or occupants of the Building or (vi) the return to the Tenant on any proposed assignment or subletting is greater than the amounts payable by the Tenant hereunder and the Tenant has not agreed to pay such excess to the Landlord. The Landlord shall be entitled to withhold consent to assign or sublet arbitrarily where it exercises its right to termination pursuant to section 11.2.

(b) Without limitation, the Tenant shall for purposes of this Section be deemed to have assigned or sublet in any case where it permits the Premises or any portion thereof to be occupied by a person or persons other than the Tenant, its employees and others engaged in carrying on the business of the Tenant, whether pursuant to assignment, subletting, license or other right, and shall also include any case where any of the foregoing occurs by operation of law and, so often as same shall occur, the Tenant shall give notice to the Landlord and the provisions of this Section and section 11.2 shall apply, mutatis mutandis.

(c) (i) The Tenant shall be deemed to have assigned or sublet in any case where such number of shares of the Tenant or of any parent or affiliate of such corporation are issued or transferred, whether by operation of law or otherwise, so as to result in a change in the effective control of such corporation then, and so often as such a change of control shall occur, the Tenant shall give notice to the Landlord and the provisions of this Section and Section 11.2 shall apply, mutatis mutandis. The entity becoming the effective controlling shareholder (the "Controlling Shareholder") and the Tenant shall each enter into the Landlord's form of indemnity agreement wherein the Tenant and the Controlling Shareholder shall each covenant in favour of the Landlord to jointly and severally perform, observe and keep each and every covenant, proviso, condition and agreement in this Lease on the part of the Tenant to be performed, observed and kept, including payment of Rent and to indemnify and save harmless the Landlord from any breaches of this Lease by the Tenant;

         (ii) The Landlord agrees that the provisions of subparagraph (c) (i) shall not apply if (1) the shares of the Tenant are traded on a publicly regulated stock exchange in Canada or the United States of America, or (2) the shares of the Tenant are being made available as part of a public offering of securities.

(d) The Landlord shall also have the right of approval of any marketing of space by the Tenant.

(e) If the Landlord's consent is given, the Tenant shall assign or sublet, as the case may be, but only upon the terms set out in the offer submitted to the Landlord pursuant to Section 11.2 and not otherwise. Such assignment or subletting shall occur within 90 days after the

         Tenant's request for consent and only upon the Tenant as well as any assignee or subtenant entering into the Landlord's form of agreement directly with the Landlord to perform, observe and keep each and every covenant, proviso, condition and agreement in this Lease on the part of the Tenant to be performed, observed and kept, including payment of Rent.

(f)      So long as the Tenant is not in default herein and subject to Section
         11.3 herein, the Tenant may assign or sublet to a corporation affiliated (as that term is defined in the Ontario Business Corporations Act) with the Tenant without the consent of the Landlord, provided that the Tenant has first given notice to the Landlord and further provided that the Tenant and its affiliate have first entered into an agreement directly with the Landlord in a form satisfactory to the Landlord, whereby the affiliate agrees to perform, observe and keep each and every covenant, proviso, condition and agreement in this Lease on the part of the Tenant to be performed, observed and kept, including payment of Rent and whereby the Tenant and the affiliate agree to remain affiliated to one another, a breach of which agreement would constitute a breach of this Lease.

(g) All reasonable costs of the Landlord incurred with respect to any assignment or sublease by the Tenant shall be paid by the Tenant forthwith after demand.

(h) The Tenant acknowledges and agrees that in respect of any subletting to which the Landlord gives its consent in accordance with the provisions of this Section 11.1, the Tenant shall be required to pay to the Landlord fifty (50%) percent of all amounts payable to the Tenant pursuant to such subletting which are in excess of the amounts payable by the Tenant hereunder, provided however that Tenant acknowledges and agrees that it shall be solely responsible for the payment of any and all costs associated with any such subletting.

11.2     LANDLORD'S RIGHT OF CANCELLATION

(a) The Tenant shall not assign this Lease or sublet the whole or any part of the Premises unless: (i) it shall have received or procured a bona fide written offer therefor to take an assignment or sublease which is not inconsistent with, and the acceptance of which would not breach, any provisions of this Lease if this Section is complied with and which the Tenant has determined to accept subject to this Section being complied with, and (ii) it shall have requested and obtained the consent in writing of the Landlord thereto.

         Any request for such consent shall be in writing and accompanied by a true copy of such offer, and the Tenant shall furnish to the Landlord all information available to the Tenant or any additional information requested by the Landlord, as to the responsibility, reputation, financial standing and business of the proposed assignee or sublessee.

(b) Within 15 days after the receipt by the Landlord of such request for consent and of all information which the Landlord shall have requested hereunder (and if no such information has been requested, within 15 days after receipt of such request for consent), the Landlord shall have the right upon notice to the Tenant, if the request is to assign this Lease or sublet the whole of the Premises, to terminate this Lease or, if the request is to sublet a part of the Premises only, to delete from the Lease such part of the Premises as are requested to be sublet, in each case as of a date of the proposed assigning or subletting, as the case may be. In such event, the Tenant shall surrender the whole or part, as the case may be, of the Premises in accordance with such notice and Rent shall be apportioned and paid to the date of surrender and, if a part only of the Premises is surrendered, Rent shall thereafter abate proportionately. If the Landlord shall not exercise the foregoing right of termination or deletion, then the provisions of section 11.1 shall apply.

(c) If the Landlord elects to terminate or delete, as the case may be, the Tenant may withdraw its request for consent by notice to the Landlord within five days after the Landlord's notice of election, in which event the Landlord's notice of election shall be null and void and the Tenant shall not proceed with the assignment or subletting for which such consent was requested.

11.3     CONTINUING OBLIGATIONS OF TENANT

Notwithstanding anything else contained herein: (a) whether or not the Landlord's consent is required, no assignment or subletting by the Tenant shall release or relieve the Tenant from any of its obligations hereunder; (b) no consent by the Landlord to any assignment or subletting shall be construed to mean that the Landlord has consented or will consent to any further assignment or subletting which shall remain subject to the provisions of this Article.

11.4     DEALINGS BY LANDLORD

The Landlord may sell, transfer, mortgage, encumber or otherwise deal with the Development or any portion thereof or any interest of the Landlord therein, in every case without the consent of the Tenant, and without restriction. To the extent that any purchaser or transferee from the Landlord has become bound by the covenants and obligations of the Landlord under this Lease, the Landlord shall, without further written agreement, be freed and relieved of liability with respect to such covenants and obligations.

11.5     SUBORDINATION AND ATTORNMENT

The Tenant acknowledges that this Lease is, at the option of any ground lessor or mortgagee or chargee, subject and subordinate to any and all ground leases, mortgages or charges (including deeds of trust and mortgage securing bonds, all indentures supplemental thereto or any other instruments of financing, refinancing or collateral financing) which may now or hereafter affect the Development, or any part thereof, and to all renewals, modifications, consolidations, replacements and extensions thereof. The Tenant agrees to execute promptly any certificate or instrument in confirmation of such subordination and will, if requested, attorn to such mortgagee or chargee and the Tenant hereby constitutes the Landlord its agent and attorney for the purpose of executing any such certificate or instrument.

                                   ARTICLE 12
                       ESTOPPEL CERTIFICATES, REGISTRATION
                       -----------------------------------

12.1     ESTOPPEL CERTIFICATES

Each of the Landlord and the Tenant agrees that it will at any time and from time to time upon not less than 10 days' notice, execute and deliver to the other (and, if required, to any prospective purchaser or mortgagee of the Development) a certificate in writing as to the status at that time of this Lease, including as to whether this Lease is unmodified and in full force and effect (or, if modified, stating the modification and that the same is in full force and effect as modified), the amount of the Rent then being paid hereunder, the dates on which the same, by instalments or otherwise, and other charges hereunder, have been paid, whether or not there is any existing default on the part of the other of which it has notice, and any other matters pertaining to this Lease as to which the other shall request a statement.

If any such certificate requested by the Landlord is not returned to the Landlord within ten days after its request therefor, the Landlord shall have the right and is hereby appointed by the Tenant as its agent and attorney to prepare and execute such certificate.

12.2     REGISTRATION ON TITLE

The Tenant shall not register this Lease in full on the title to the Development. If the Tenant wishes to register a notice of this Lease, the Tenant may do so provided that the Landlord has first approved such notice.

In the event of any conflict between the terms of this Lease and the terms of such notice or short form, the terms of this Lease shall prevail.

The Tenant agrees that it will, at its sole expense, discharge and withdraw from title any such registration within 30 days after the expiration or sooner termination of this Lease. If such registration is not discharged and withdrawn during the aforesaid time, the Landlord shall have the right and is hereby appointed by the Tenant as its agent and attorney to prepare, execute and register such documentation as is required to discharge and withdraw any such registration.

                                   ARTICLE 13
                               UNAVOIDABLE DELAYS
                               ------------------

13.1     UNAVOIDABLE DELAYS

Whenever and to the extent that either the Landlord or the Tenant is unable to fulfil, or is delayed or restricted in the fulfilment of, any obligation hereunder in respect of the supply or provision of any service or utility or the doing of any work or the making of any repairs, by reason of being unable to obtain any permits or other governmental approvals required in respect of any of the work contemplated hereby, or the material, goods, equipment, service, utility or labour required to enable it to fulfil such obligation, or by reason of any statute, law, by-law or order-in-council or any regulation or order passed or made pursuant thereto, or by reason of the order or direction of any legislative, administrative or judicial body, controller or board, or any governmental department or any governmental officer or other authority having jurisdiction, or by reason of its inability to procure any licence or permit required therefor, or by reason of not being able to obtain any permission or authority required therefor, or by reason of any strikes, lockouts, slow-downs or other combined action of workmen, or shortages of material, or any other cause beyond its control, other than any insolvency, lack of funds or other financial cause of delay, the Landlord or the Tenant, as the case may be, shall be relieved from the fulfilment of such obligation so long as such cause continues provided always that (except as may be expressly provided in this Lease) the Tenant shall not be entitled to any compensation for any inconvenience, or nuisance or discomfort thereby occasioned, or to cancel or terminate this Lease or to any abatement of Rent.

                                   ARTICLE 14
                          LANDLORD'S ACCESS TO PREMISES
                          -----------------------------

14.1     INSPECTION AND REPAIR

The Landlord and its authorized agents and employees shall have the right, at any time and from time to time, to enter the Premises for the purpose of inspection, providing janitor services, maintenance, making repairs, alterations or improvements to the Premises or the Development or to have access to utilities and services, and the Tenant shall provide free and unhampered access for such purpose and shall not be entitled to compensation for any inconvenience, nuisance or discomfort caused thereby. The Landlord in exercising its rights hereunder shall proceed to the extent reasonably possible so as to minimize interference with the Tenant's use and enjoyment of the Premises.

14.2     RIGHT TO EXHIBIT PREMISES

The Landlord and its authorized agents and employees shall have the right to exhibit the Premises to prospective tenants at all reasonable hours during the last 24 months of the Term. The Landlord and its authorized agents and employees shall also have the right to enter upon the Premises at all reasonable hours during the Term for the purpose of exhibiting the Development to any prospective purchaser or mortgagee thereof.

                                   ARTICLE 15
                                     DEFAULT
                                     -------

15.1     EVENTS OF DEFAULT

Each of the following shall be an event of default of the Tenant:

(a)      whenever the Tenant defaults in the payment of any Rent; or

(b) whenever the Tenant defaults in the performance of any of its other obligations hereunder and such default can be remedied by the Tenant but is not remedied within a period next after notice and which period shall be:

         (i) if the default could reasonably be remedied within 30 days after notice and provided the Tenant has commenced to remedy such failure within 10 days after notice and proceeds thereafter diligently and continuously to remedy it, 30 days; and

         (ii) if the default could not reasonably be remedied within 30 days after notice and provided the Tenant has commenced to remedy such failure not later than 10 days after notice and proceeds thereafter diligently and continuously to remedy it, that number of days after notice which would reasonably suffice for the remedying of such default if the Tenant had commenced to remedy such default within 10 days after notice and proceeded thereafter diligently and continuously to remedy it; and

         (iii) in any case where the Tenant does not commence to remedy such default within 10 days after notice, 10 days; or

(c) whenever the Tenant defaults in the performance of any of its other obligations hereunder and such default cannot be remedied by the Tenant; or

(d) if the Tenant is adjudicated to be insolvent or makes an assignment for the benefit of creditors or in bankruptcy, or is declared bankrupt, or takes the benefit of any legislation that may be in force for bankrupt or insolvent debtors or if any proceedings are taken by or against the Tenant under any winding-up or dissolution legislation, and such adjudication, assignment, declaration or proceedings are not set aside or revoked within 30 days after the making or taking of the same, or if the Tenant makes any sale of its assets under the Bulk Sales Act of Ontario, except to a successor in conjunction with a permitted assignment of this Lease; or

(e) if the Premises or a substantial part thereof are abandoned or become vacant or not used or occupied while capable of use and occupancy, and remain so for a period of 15 days (which does not include temporary vacancy or non-use for a longer period when necessary to accommodate the carrying out of renovations in the Premises or a change in use of the Premises); or

(f) if the Premises are used by any other person or persons other than the Tenant or for any other purpose than that for which the same were let, in each case without the prior written consent of the Landlord; or

(g) if any seizure, attachment or similar process is issued against the Tenant or any encumbrancer takes any action or proceeding whereby any of the improvements, fixtures, furniture, equipment or inventory in or relating to the Premises or any portion thereof or the interest of the Tenant therein or in this Lease or any business conducted in or from the Premises shall be taken or attempted to be taken; or

(h) if a receiver, receiver and manager, custodian or any party having similar powers in appointed for any portion of the property or business of the Tenant.

15.2     REMEDIES BY LANDLORD

Upon any event of default of the Tenant, then the current month's Rent and Rent for the next ensuing 3 months shall thereupon become immediately due and payable and, in addition, all cash allowances, tenant inducement payments and the value of any other benefit paid to or conferred on the Tenant by or on behalf of the Landlord in connection with this Lease shall thereupon become immediately due and repayable to the Landlord on demand and, in addition to any remedy which the Landlord may have by this Lease or at law or in equity, the Landlord may, at its option:

(a)      terminate this Lease and re-enter and take possession of the Premises;
         and/or

(b) enter the Premises as agent of the Tenant, either by force or otherwise, without being liable for any prosecution therefor, and without being deemed to have terminated this Lease, and relet the

         Premises or any part thereof as the agent of the Tenant, and receive the rent therefor to be applied on account of the Rent; and/or

(c) exercise its right of distress and the Tenant hereby waives any present or future limitation on the Landlord's right of distress; and/or

(d) terminate this Lease and re-enter and take possession of the Premises and provide, by notice to the Tenant, for an immediate payment by the Tenant of an amount equal to the Present Value, as of the date of an event of default by the Tenant, of Rent due under this Lease from such date to the last day of the Term of this Lease. If any part of such Rent cannot be absolutely determined as of such date, the Landlord shall estimate same on a reasonable basis. After receipt by the Landlord of such payment and after the Landlord relets the Premises, the Landlord shall remit to the Tenant, as and when rent is received therefor, an amount equal to (i) the lesser of (1) the amount received by the Landlord for any period and (2) the amount that would have been payable by the Tenant under this Lease for the same period, less (ii) 10% of such sum in (i) as an administration fee to the Landlord; and/or

(e) without terminating this Lease, demand immediate payment from the Tenant of an amount equal to the Present Value, as of the date of an event of default by the Tenant, of Rent due under this Lease from such date to the last day of the Term of the Lease. If any part of such Rent cannot be absolutely determined, as of such date, the Landlord shall estimate same on a reasonable basis. Upon payment of such amount by the Tenant to the Landlord, the Tenant shall be entitled to occupancy of the Premises for the remainder of the Term in accordance with this Lease; and/or

(f) apply to the courts for an order of specific performance or mandamus or an injunction compelling the Tenant to perform its obligations under this Lease, the Tenant acknowledging that damages are not a sufficient remedy; and/or

(g) suspend the supply to the Premises of any benefit, service, utility or Additional Service furnished by the Landlord until the default is cured.

15.3     ADDITIONAL SELF-HELP REMEDY OF LANDLORD

In addition to all other remedies the Landlord may have by this Lease, at law or in equity, if the Tenant does not perform any of its obligations hereunder, the Landlord, may at its option, perform any of such obligations, after 5 days notice to the Tenant or in the event of an emergency without notice, and in such event the cost of performing any of such obligations plus an administrative charge of 15% of such cost shall be payable by the Tenant to the Landlord forthwith on demand together with interest at the Rate of Interest from the date of the performance of any of such obligations by the Landlord to the date of payment by the Tenant.

15.4     LEGAL COSTS

The Tenant agrees to pay to the Landlord, within 5 days after demand, all legal fees, on a solicitor and his own client basis, incurred by the Landlord for the enforcement of any rights of the Landlord under this Lease or in the enforcement of any of the provisions of this Lease or in the obtaining of possession of the Premises or for the collection of any monies from the Tenant or for any advice with respect to any other matter related to this Lease;

15.5     REMEDIES CUMULATIVE

The Landlord may from time to time resort to any or all of the rights and remedies available to it in the event of any default hereunder by the Tenant, either by any provision of this Lease, or by statute, or at law or in equity, all of which rights and remedies are intended to be cumulative and not alternative, and the express provisions hereunder as to certain rights and remedies are not to be interpreted as excluding any other or additional rights and remedies available to the Landlord at law or in equity.

15.6     NON-WAIVER

Any condoning, excusing or overlooking by either the Landlord or the Tenant of any default by the other at any time or times in respect of any obligation of the other herein shall not operate as a waiver of the non-defaulting party's rights hereunder in respect of such default or so as to defeat or affect in any way the rights of the non-defaulting party in respect of any such continuing or subsequent default by the defaulting party. No waiver shall be implied by anything done or omitted by a party. Any waiver of a particular default shall not operate as a waiver of any subsequent or continuing default.

15.7     TENANT'S INSOLVENCY PROCEEDINGS

By reason of (a) the Landlord's interest in this Lease, (b) the importance to the Landlord of the Tenant continuing to carry on business in the Premises at all times in accordance with this Lease, and (c) the Landlord's entitlement to damages where this Lease is terminated by reason of an event of default, the Landlord does and will constitute a separate class or category of creditor in any plan of arrangement or proposal submitted by or on behalf of the Tenant under the Companies Creditors' Arrangement Act or the Bankruptcy and Insolvency Act, despite any changes in circumstances of the Tenant or its business.

                                   ARTICLE 16
                               GENERAL PROVISIONS
                               ------------------

16.1     ENTIRE AGREEMENT

This Lease contains all of the terms and conditions of the agreement between the Landlord and the Tenant relating to the matters herein provided and supersedes all previous agreements or representations of any kind, written or verbal, made by anyone in reference thereto. There shall be no amendment hereto unless in writing and signed by the party to be bound.

16.2     INTERPRETATION

The Schedules to this Lease form a part of this Lease.

The word "Tenant", the word "assignee" and the word "sublessee" and personal pronouns relating thereto and used in conjunction therewith shall be read and construed as "Tenant" or "Tenants", "assignee" or "assignees" and "sublessee" or "sublessees" respectively and "his", "her", "it", "its" and "their" as the number and gender of the party or parties referred to in each case require and the number of the verb agreeing therewith shall be considered as agreeing with the said word or pronoun so substituted. If at any time there is more than one Tenant together or in succession, they shall be jointly and severally liable for all of the obligations of the Tenant hereunder.

The captions for Articles and Sections of this Lease are for convenience only and are not to be considered a part of this Lease and do not in any way limit or amplify the terms and provisions of this Lease.

16.3     PLANNING ACT

This Lease is subject to compliance, if necessary, with the Planning Act (Ontario).

16.4     OBLIGATIONS AS COVENANTS AND SURVIVAL OF OBLIGATIONS

Any obligation of a party in this Lease is deemed to be a covenant by that party. Any obligation of a party which is unfulfilled on the termination of this Lease shall survive until fulfilled.

16.5     SEVERABILITY OF ILLEGAL PROVISION

If any immaterial provision of this Lease is or becomes illegal or unenforceable, it shall during such period that it is illegal or unenforceable be considered separate and severable from the remaining provisions of this Lease which shall remain in force and be binding as though the said provision had never been included.

16.6     GOVERNING LAW

This Lease shall be governed by the laws applicable in the Province of Ontario.

16.7     NO PARTNERSHIP

Nothing contained herein shall be deemed to create any relationship between the parties hereto other than the relationship of landlord and tenant.

16.8     TIME OF ESSENCE

Time shall be of the essence of this Lease.

16.9     LANDLORD'S AGENT

The Landlord may perform any of its obligations or exercise any of its rights hereunder through such agency as it may from time to time determine and the Tenant shall, as from time to time directed by the Landlord, pay to any such agent any moneys payable hereunder to the Landlord.

16.10    SUCCESSORS AND ASSIGNS

Except as otherwise specifically provided, the covenants, terms and conditions contained in this Lease shall apply to and bind the parties hereto and their respective successors and assigns.

16.11    ACCOUNTING PRINCIPLES

All calculations referred to herein shall be made in accordance with generally accepted accounting principles and practices applicable to the real estate development industry and applied on a consistent basis.

16.12    NOTICES AND CONSENTS, ETC.

Any notice or consent including any invoice, statement or request or other communication (a "Notice") herein required or permitted to be given by either party to the other shall be in writing and shall be delivered by hand or sent by registered mail (except during a postal disruption or threatened postal disruption) or by telecopier to the applicable address (and telecopier number, if applicable) set forth below:

         (a)      in the case of the Landlord, to:

                  RT Twenty-Second Pension Properties Limited
                  c/o RT Realty Advisors Inc.
                  Suite 3700, Royal Trust Tower
                  77 King Street West
                  P.O. Box 49
                  Toronto-Dominion Centre
                  Toronto, ON  M5K lE7

                  Attention:  Asset Management

                  Telecopier No.: (416) 955-7117

                  with a copy to:

                  Colonnade Development Inc.
                  1 Antares Drive
                  Suite 510
                  Nepean, Ontario
                  K2E 8C4

                  Telecopier No.: (613) 225-3898

         (b)      in the case of the Tenant, to the Premises:

                  Telecopier No.:
                                 --------------------

                  with a copy (only for Notices given up to the Commencement
                  Date) to:

                  E-Cruiter.com Inc.
                  360 Albert Street
                  Suite 1510
                  Ottawa, ON
                  K1R 7X7

                  Attention: Jeff Potts
                  Telecopier No.: (613) 236-1541

Any Notice delivered by hand shall be deemed to have been validly and effectively given on the day of such delivery if delivered before 4:00 p.m. on a Business Day or on the next Business Day if delivered on a non-Business Day or after 4:00 p.m. on the previous Business Day. Any Notice sent by registered mail (except during a postal disruption or threatened postal disruption) shall be deemed to have been validly and effectively given on the third Business Day following the date of mailing. Any Notice sent by telecopier shall be deemed to have been validly and effectively given on the day it was sent if sent before 4:00 p.m. on a Business Day or on the next Business Day if sent on a non-Business Day or after 4:00 p.m. on the previous Business Day.

Either party may from time to time by Notice to the other party change its address for service hereunder provided that such address shall be in the Province of Ontario.

16.13    NO CONSENT DURING DEFAULT

It shall not be unreasonable for the Landlord to withhold its consent at any time when the Tenant is in default hereunder.

16.14    FURTHER ASSURANCES

Each party agrees to make such further assurances as may be reasonably required from time to time by the other to more fully implement the true intent of this Lease.

16.15    CONFIDENTIALITY

The Tenant agrees to use best efforts to keep confidential, and to use best efforts to ensure that those for whom it is at law responsible and its advisors keep confidential, the provisions of this Lease.

16.16    TENANT'S REVIEW OF LEASE

The Tenant acknowledges and agrees that this Lease has been negotiated and approved by each of the Landlord and the Tenant and, notwithstanding any rule or maxim of law or construction to the contrary, any ambiguity or uncertainty will not be construed against either the Landlord or the Tenant by reason of the authorship of any provision contained in this Lease. Furthermore, the Tenant acknowledges and agrees that the Landlord has advised the Tenant to obtain legal advice to review this Lease prior to executing it.

16.17    JOINT AND SEVERAL LIABILITY OF TENANT

If two or more entities, corporations, partnerships or other business associations (or any combination of two or more thereof) constitute the Tenant in this Lease, the liability of each such entity, corporation, partnership or other business association hereunder is joint and several. In the event of default by the Tenant under this Lease, the Landlord shall have the right to proceed against any one or more of such entities, corporations, partnerships or other business associations in respect of the full amount of the default as the Landlord in its sole discretion determines.

                                   ARTICLE 17
                                   EXTRA TERMS
                                   -----------

17.1     LANDLORD'S WORK

The Landlord agrees, at its expense, to construct the Building substantially in accordance with the specifications contained in Schedule "D" attached hereto, as the same may be modified by the Landlord, in its reasonable discretion, and subject to receipt by the Landlord of all requisite governmental authorizations and approvals.

The Tenant acknowledges and agrees that, on the Commencement Date, (i) construction of the Building may not be complete and that construction activities may be ongoing, and (ii) while occupancy of the Premises will be available, and an occupancy permit may have been received, some construction in the Premises (which construction is permitted after the delivery of an occupancy permit) may not be complete.

All work performed by the Landlord pursuant to this section 17.1 shall be carried out promptly and with due diligence and in a good and workmanlike manner and in compliance with all applicable laws.

If the Landlord is unable to deliver possession of the Premises within the time periods in accordance with the preceding paragraphs of this section 17.1 and as contemplated by section 17.3 herein, the Landlord shall diligently take all steps in respect of the construction of the Building as may be required in order to permit the Tenant to take possession for such purposes and, save and except if such inability to deliver possession of the Premises is caused by the actions of the Tenant, the rent payable by the Tenant hereunder shall abate until such time as such construction has reached the stage where the Tenant can take possession for such purposes, and the Commencement Date and the expiry date of the Term shall be extended by the period of such delay, and the Landlord shall not be liable to the Tenant for damages of any nature whatsoever and this Lease shall continue in full force and effect, subject only to the amendments as aforesaid; provided however that if, for any reason other than those set out in section 13.1 hereof or the actions of the Tenant, the Landlord is unable to deliver possession of the Premises to the Tenant by January 1, 2001, the Landlord shall provide to the Tenant one (1) day free from Basic Rent for each day past January 1, 2001 that the Landlord is delayed in delivering possession of the Premises to the Tenant, such Basic Rent free period, if any, to begin on the Commencement Date.

17.2     TENANT'S WORK

The Tenant agrees to complete, at its own expense, the Tenant's Work set forth in Schedule "E" attached hereto and to carry out all of the obligations of the Tenant set forth in said Schedule "E".

The Tenant agrees to retain Colonnade Development Inc. ("Colonnade") to perform the Tenant's Work, provided that Colonnade's proposed costs for performing the Tenant's Work are at fair market rates.

17.3     JOINT FIXTURING PERIOD

During the period of 60 days prior to the Commencement Date (the "Joint Fixturing Period"), the Tenant may enter the Premises in common with the Landlord and its contractors and employees, for the purpose of completing the Tenant's Work. During the Joint Fixturing Period, the Tenant shall perform the Tenant's Work and shall cause its employees and contractors to do their work in a manner so as not to interfere with the Landlord's contractors and employees in the performance and completion of the Landlord's Work. During the Joint Fixturing Period, the Tenant shall be bound by all the provisions of this Lease except the payment of Basic Rent and Additional Rent provided that once the Tenant commences business in any part of the Premises, all of the provisions of this Lease, including the payment of Basic Rent and Additional Rent, shall apply.

At least 90 days prior to the Commencement Date, the Landlord agrees to deliver to the Tenant a set of base building CAD drawings.

17.4     LICENSE FOR PARKING

(a) The Landlord grants to the Tenant a license to park automobiles in the parking area of the Development, in common with all others entitled to the use of such parking area, during the Term at no additional charge or cost to the Tenant, and on the basis that the Tenant shall be entitled to the use of the Tenant's Proportionate Share of the unreserved spaces in the said parking area; provided, however, that the number of spaces available for use by the Tenant will not be less than
         3.2 spaces per 1,000 square feet of the Gross Rentable Area of the Premises. The Landlord also agrees that such spaces will include 8 reserved (but not policed) spaces, in a location to be determined by the Landlord, acting reasonably.

(b) The Tenant agrees to comply with the parking rules governing the use of the parking area as may be established from time to time by the Landlord (the "Parking Rules") and of which notice has been given to the Tenant.

(c) The Tenant agrees to indemnify the Landlord against all liability, claims, damages or expenses due to or arising out of any act, omission or neglect by the Tenant or those for whom it is at law responsible in or about the parking area or due to or arising out of any breach by the Tenant of the provisions of the Parking Rules.

(d) The Landlord shall not be liable for any loss, injury or damage caused to persons using the parking area or to automobiles or their contents or any other property thereon, however caused, and the Tenant agrees that such vehicles, contents and property shall be in the parking area at the sole risk of the Tenant and agrees to indemnify the Landlord against all claims, damages or expenses due to or arising out of the foregoing. The Tenant acknowledges that the said parking area is not policed or otherwise supervised.

(e) If the Landlord elects to construct a below-grade parking facility for the Building, the Tenant shall be required to license 8 reserved (but not policed) spaces in such facility, throughout the Term and any extension thereof, at a monthly charge for each such space determined by the Landlord, from time to time, acting reasonably, and which the Landlord estimates would be approximately $65.00 per month per space as of the Commencement Date. The Tenant further agrees that, if the Tenant expands the Premises (whether pursuant to section 17.8 or otherwise), the Tenant shall be required to license its Proportionate Share of spaces in the said parking facility, at the said monthly parking charge.

17.5     TENANT INDUCEMENT

As an inducement to the Tenant to enter into this Lease, the Landlord shall pay to the Tenant an amount equal to $14.00 per square foot of the Gross Rentable Area of the Premises, which amount shall be payable by the Landlord no later than 3 Business Days following the date the date upon which the Landlord, acting reasonably, determines that all of the following have occurred

(a)      the Tenant is not in default under this Lease;

(b) the Tenant has provided evidence satisfactory to the Landlord that the Tenant has completed all of the Tenant's Work in accordance with Schedule "E" to this Lease and that all material and labour with respect to the Tenant's Work has been paid for in full and that all rights to liens which could arise in respect of the Tenant's Work have expired without any such liens having been registered against the title to the Lands; and

(c) the Commencement Date has occurred and the Tenant has occupied the Premises and opened for business.

The Tenant agrees that, if the Tenant defaults in the performance of its material obligations under this Lease throughout the Term, the Landlord shall be entitled to a rebate of an amount equal to the product obtained by multiplying such inducement by a fraction the denominator of which is the total number of months in the Term and the numerator of which is the number of months in the Term following such default.

17.6     LETTER OF CREDIT

Prior to the commencement of the construction of the Building, the Tenant shall deliver to the Landlord an irrevocable and unconditional letter of credit issued by a Schedule 1 Canadian chartered bank, on terms and conditions satisfactory to the Landlord, acting reasonably (the "Letter of Credit") in the amount of $300,000. The Tenant shall maintain the Letter of Credit throughout the initial ten (10) year Term of this Lease, subject to the following:

(a) the Letter of Credit shall be held by the Landlord as security for performance by the Tenant of its material obligations under this Lease, and shall provide that the Landlord shall be entitled, at any time or times, to draw down amounts thereunder for the purposes of rectifying any default by the Tenant in said obligations; provided however that the Landlord shall not draw-down under the Letter of Credit unless it first gives the Tenant three days prior notice thereof, and the opportunity within such three-day period to rectify such default;

(b) at the end of each year of the Term, the Tenant shall have a one-time right to reduce the principal amount of the Letter of Credit by $30,000, subject to the condition that no default in the Tenant's material obligations under this Lease has occurred during such year; and

(c) for greater certainty, it is acknowledged and agreed that, should any event contemplated by paragraph (b) above take place, the Tenant shall not be entitled to reduce the principal amount of the Letter of Credit at the end of the subject year, and such right shall not be carried forward to the next year.

17.7     GENERATOR SPACE

For the sole purpose of installing a generator and fuel storage tank, the Tenant shall lease approximately 200 square feet of space in the Building. The location of such space shall be determined by the Landlord by notice to the Tenant and is subject to the following terms and conditions

(a) such space shall be subject to all terms and conditions of this Lease, including without limitation the payment of Basic Rent and Additional Rent;

(b) the Tenant shall construct at its own expense an enclosed, secure room designed to contain the said generator and fuel storage tank, subject to the terms and conditions contained in this Lease; and

(c) such secure room shall be for the sole use of the Tenant and may not be used by the Landlord for any other purpose. Access to such secure room shall be restricted to the Tenant and/or its agents, subject to the Landlord's life safety and security requirements.

17.8     RIGHT OF FIRST OFFER

The Tenant shall have the right during the initial Term only, to lease additional vacant space on the immediately adjacent floor(s) of the Building (the "Additional Space"), upon the following terms and conditions:

(a) the Tenant's rights under this provision arise only following the expiry or termination of the initial lease of any Additional Space and are subject to the prior rights (including without limitation renewal or extension rights) available to the tenant of any such Additional Space pursuant to such initial leasing;

(b) the Tenant shall not have any such right if, at the time the Landlord is obligated to give notice to the Tenant as hereafter provided, the Tenant is in material default under this Lease or has been in default under this Lease on a consistent basis;

(c) the Tenant's rights under this provision are personal to the Tenant, while in occupation of all or substantially all of the Premises;

(d) if any such Additional Space becomes available, the Landlord shall give notice to the Tenant offering such Additional Space for lease on the terms and conditions contained in such notice;

(e) such offer from the Landlord to the Tenant shall be open for acceptance by the Tenant by notice given to the Landlord within ten (10) Business Days after receipt of such offer by the Tenant;

(f) if the Tenant accepts the offer as aforesaid, the Landlord and the Tenant shall amend this Lease so as to incorporate therein the Additional Space on the terms and conditions contained in the Landlord's offer; and

(g) if the Tenant fails to accept the offer as aforesaid as to any Additional Space in respect of which it has received the Landlord's notice under paragraph (d), the Tenant's rights under this section in respect of such Additional Space shall cease and this section shall cease to have any further force or effect whatsoever with respect to such Additional Space, but this section shall continue to apply in respect of other Additional Space.

17.9     RIGHT TO EXTEND

The Tenant shall have the right to extend this Lease for one (1) extension term of five (5) years (the "Extension Term") commencing on the day following the last day of the Term, subject to the following terms and conditions:

(a) the Tenant's right to extend is personal to the original Tenant and does not extend to any assignee or subtenant so that the right to extend terminates upon any assignment of this Lease or upon any subletting of all or any part of the Premises

(b) the Tenant shall not be entitled to any right of extension if, at the time of the giving of the notice of exercise thereof, the Tenant is in default hereunder or if prior thereto the Tenant has been in default hereunder on a consistent basis;

(c) the right of extension shall be exercisable by notice by the Tenant to the Landlord not later than nine (9) months prior to the expiration of the Term, failing which notice such right shall be terminated;

(d) if the Tenant has properly exercised its right of extension, this Lease shall be extended for the Extension Term on the same terms and conditions as are contained in this Lease supplemented as follows: (i) all references to the Term shall be deemed to include the Extension Term, (ii) the Basic Rent during the Extension Term will be as stipulated in subsection (e), (iii) there shall be no further right to extend and (iv) there shall be no tenant inducements, rent-free periods or Landlord's Work;

(e)      the annual Basic Rent during the Extension Term shall be the greater of
         (i) the annual Basic Rent payable during the last year of the Term and
         (ii) the market rent for the Premises as of the commencement of the Extension Term and on the basis of all relevant circumstances applicable to lease extensions except that the Landlord shall not be responsible for paying any inducements whatsoever to the Tenant and the Basic Rent shall not be adjusted to reflect this fact and shall be negotiated in good faith by the Landlord and the Tenant and, failing agreement by three months before the commencement of the Extension Term, shall be determined by arbitration in accordance with the Arbitrations Act (Ontario); and

(f) if the Basic Rent during the Extension Term has not been settled by the commencement of the Extension Term, the Tenant shall pay, as Basic Rent, the amount suggested by the Landlord and when a final determination has been made the parties shall promptly make the appropriate adjustments.

17.10    TENANT'S TERMINATION RIGHT

Provided that (a) the Tenant in occupation of all or substantially all of the Premises is E-Cruiter.com Inc. and (b) the Tenant is not in default under this Lease, the Tenant shall have the right to terminate this Lease effective as of the last day of the seventh year of the Term. In order to exercise such right, the Tenant must provide the Landlord with at least twelve (12) months written notice prior to the said effective date of termination.

Subject to the foregoing, if the Tenant validly exercises such right of termination, this Lease shall be terminated effective as of the last day of the seventh year of the Term, subject to the following:

(a) the Tenant shall perform all obligations under this Lease up to the date of termination; and

(b) at the time of delivery of the said notice of termination, the Tenant shall pay to the Landlord an amount equal to $25.00 per square foot of Gross Rentable Area of the Premises (plus applicable GST).

IN WITNESS WHEREOF the parties hereto have duly executed this Lease as of the date first above written.

                       RT TWENTY-SECOND PENSION PROPERTIES LIMITED
                       Per:
                             --------------------------------------------------
                             Name:
                             Title:
                       Per:
                             --------------------------------------------------
                             Name:
                             Title:

                       I/We have authority to bind the Corporation.

                       E-CRUITER.COM INC.
                       Per:
                             --------------------------------------------------
                             Name:
                             Title:
                       Per:
                             --------------------------------------------------
                             Name:
                             Title:

                       I/We have authority to bind the Corporation.

                                  SCHEDULE "A"
                          DEFINITION OF OPERATING COSTS
                          -----------------------------

1.       INCLUSIONS
         ----------

"Operating Costs" mean the aggregate of all of the expenses, costs and charges of every kind and nature which are incurred by or on behalf of the Landlord in respect of the operation, maintenance, repair, administration, management and supervision of the Development, including the Common Facilities and the Common Use Equipment. Such expenses, costs and charges include, without limitation or duplication:

         (a) the cost of providing the operation, maintenance, repair, administration, management and supervision of the Development, including, without limitation, wages, salaries or other compensation for employees, agents or contractors of the Landlord or the building manager performing services rendered in connection therewith and other supervisory personnel, in each case whether on or off site, porters, cleaners and other janitorial staff, watchmen and other security personnel, carpenters, engineers and all other maintenance personnel;

         (b) the cost of repairs to, and maintenance and replacement of, the Development, (excluding repairs to the roof structure, foundations and other structural components of the Building or reconstructions properly chargeable to capital account in accordance with paragraph (c) below) and the cost of supplies and equipment used in connection therewith;

         (c) the annual amortization including interest at the Rate of Interest on the unamortized amount on a straight-line basis over the shorter of ten (10) years and the useful life of the capital cost of any modifications, replacements or additions to the Development and/or the machinery and equipment therein and thereon:

                  (i) where in the reasonable opinion of the Landlord, such modifications, replacements or additions may reduce Operating Costs or are required by legal requirements not in effect at the date of construction of the Development and not to remedy any construction inadequacy or non-compliance with legal requirements in effect at the time of construction; or

                  (ii) where such costs have not been charged fully in the fiscal period in which they are incurred pursuant to paragraph (b) above;

         (d) the annual amortization including interest at the Rate of Interest on the unamortized amount on a straight-line basis over the manufacturers' recommended life of capitalized machinery and equipment used by the Landlord in the Development;

         (e) premiums and other charges incurred by the Landlord with respect to insurance on the Development, including, without limitation, fire and "All Risk" perils insurance, public liability and property damage insurance, boiler and machinery insurance, and loss of rental income insurance, elevator liability insurance, workmen's compensation insurance for the employees specified in subsection (a) above and other casualties against which the Landlord may reasonably insure;

         (f) costs incurred in connection with inspection and servicing of elevators, electrical distribution and mechanical equipment and the costs of supplies and equipment used in connection therewith;

         (g) costs incurred for fuel or other energy for heating, ventilating and air-conditioning the Development and operating the heating, ventilating and air-conditioning systems thereof, for electricity, steam or other power required in connection with the lighting, use and operation of the Development but excluding costs for power for lighting and office equipment that are Additional Service Costs and excluding costs for items which are separately metered and billed directly to the Tenant;

         (h) water, sewer and service charges, garbage and waste collection and removal costs, but excluding costs for items which are separately metered and billed directly to the Tenant;

         (i) unemployment insurance expenses, pension plan and any other payments payable in connection with the employment of any of the employees specified in subsection (a) above;

         (j) sales and excise taxes on goods and services provided by the Landlord to manage, operate or maintain the Development and its equipment;

         (k) fees and expenses of accountants, lawyers, auditors and other professionals pertaining to services performed by them relating to the Development;

         (l) all costs and expenses (including legal and other professional fees) incurred in good faith in verifying the reasonableness of, or in contesting, resisting or appealing, assessments and levies for Taxes or taxes charged against the business of the Landlord which pertains to the management, operation and maintenance of the Development;

         (m) costs of telephone, stationery, office supplies and other materials required for routine on-site operation of the Development;

         (n) business or similar taxes or licence fees in respect of the business of the Landlord which pertains to the management, operation and maintenance of the Development;

         (o) Sales Taxes payable by the Landlord on the purchase of goods and services included in Operating Costs (excluding any such Sales Taxes as are available to and claimed by the Landlord as a credit in determining the Landlord's net tax liability on account of Sales Taxes but only to the extent that such Sales Taxes are included in Operating Costs);

         (p) that part of Taxes which is attributable to space in the Development which would otherwise be rentable if it were not utilized and reasonably needed by the Landlord in connection with the management, operation and maintenance of the Development;

         (q) Taxes to the extent attributable to the Lands and/or the Common Facilities that are separately assessed and not included as part of the assessed value of premises occupied or to be occupied by tenants (including the Tenant) of the Development (but only if and to the extent that such Taxes have not been taken into account by the Landlord in making any attribution or calculation for the purpose of determining the Tenant's contribution to Taxes);

         (r) such other direct operating costs, charges and expenditures of a like nature as may be incurred in respect of the proper preservation, protection, maintenance and operation of the Development, including without limitation lawn maintenance, snow removal, window cleaning, pest control, and security and janitorial service;

         (s)      Capital Tax fairly attributable to the Development;

         (t) all costs of compliance with and conforming to the requirements of applicable statute, law, by-law, regulation, ordinance and order, which is the responsibility of the Landlord under this Lease;

         (u) a management fee as determined by the Landlord, from time to time, but not to exceed 10% of all Additional Rent payable hereunder.

2.       ADJUSTMENT TO COSTS
         -------------------

Those items of Operating Costs which vary with the use and occupancy of rentable premises in the Building shall be adjusted and calculated as if the Building were 100% occupied and operational for the entire operating year so that those items of Operating Costs (which shall include, without limitation, items such as cleaning costs, garbage removal and utility costs) shall be adjusted to what they would have been in the Landlord's reasonable estimation if the Building were 100% occupied and operational for the entire operating year, and such adjusted amount shall be included in the Operating Costs.

3.       EXCLUSIONS
         ----------

Operating Costs shall exclude:

         (a) all costs normally attributed to capital account under generally accepted accounting principles except for expressly included herein;

         (b) costs which are unreasonably or imprudently incurred (to the extent of the excess of such costs over the amount thereof if reasonably and prudently incurred);

         (c) costs incurred in leasing premises in the Building to other tenants;

         (d)      the costs of remedying construction inadequacies; and

         (e)      debt service including interest.

4.       REDUCTIONS
         ----------

Costs which are recovered from tenants or others (such as Additional Service Costs, insurance recoveries and recoveries pursuant to damage or indemnity claims), otherwise than by a general contribution by tenants of shares of Operating Costs, shall, to the extent the expenses pertaining thereto are included in Operating Costs, be applied in reduction of Operating Costs.

                                  SCHEDULE "B"
                              RULES AND REGULATIONS
                              ---------------------

         1. The sidewalk, entry passages, elevators, fire escapes, common stairways and Common Facilities shall not be obstructed by any of the tenants or used by them for any other purpose other than for ingress and egress to and from their respective premises. Tenants will not place or allow to be placed in the Building corridors or public stairways any waste paper, dust, garbage, refuse or anything whatever that would tend to make them unclean or untidy.

         2. The skylights and windows that reflect or admit light into passageways and Common Facilities of the Development shall not be covered or obstructed by any of the tenants, and no awnings shall be put up, without the written consent of the Landlord.

         3. The water-closets and other water apparatus shall not be used for any purpose other than those for which they were constructed, and no sweepings, rubbish, rags, ashes or other substances shall be thrown therein. Any damage resulting by misuse shall be borne by the tenant by whom or by whose agents, servants or employees the same is caused (save in respect of Insured Damage). Tenants shall not let the water run unless in actual use, nor shall they deface any part of the Common Facilities or the Development.

         4. Tenants shall not do or permit anything to be done in their premises or bring or keep anything therein which will in any way increase the risk of fire, or obstruct or interfere with the rights of other tenants, or violate or act at variance with the laws relating to fires or with the regulations of the Fire Department or the Board of Health.

         5. Each tenant, its clerks or servants, shall not make or commit any improper noises in the Building, lounge about doors or corridors or interfere in any way with other tenants or those having business with them.

         6. Nothing shall be thrown by any tenant, its clerks or servants, out of windows or doors, or down the passages, elevator shafts or skylights of the Building.

         7. No birds or animals shall be kept in or about the premises of any tenant nor shall any tenant operate, or permit to be operated any musical or sound producing instrument or device inside or outside the premises of any tenant which may be heard outside such premises.

         8. No one shall use the premises of any tenant for sleeping apartments or residential purposes, or for the storage of personal effects or articles other than those required for business purposes, nor shall the tenant permit any cooking on the premises.

         9. The Landlord shall have the right:

         (a) to require all persons entering or leaving the Building during such hours as the Landlord may reasonably determine, to identify themselves to a watchperson or security officer by registration or otherwise to establish their right to enter or leave; and

         (b) to exclude or expel any peddlar or beggar at any time from any premises or the Building.

         10. Any injury or damage caused to the Common Facilities or other areas of the Building or heating and other appliances, or to any other tenant or to the premises occupied by any other tenant, by, interference with or neglect of the heating appliances, or any other person or servant subject to it, shall be made good by the tenant in whose premises the neglect, interference or misconduct arose (save in respect of Insured Damage).

         11. It shall be the duty of each tenant to assist and co-operate with the Landlord in preventing injury to such tenant's premises, and premises demised to other tenants.

         12. No inflammable oils or other inflammable, dangerous or explosive materials shall be kept or permitted to be kept in any premises. Nothing shall be placed on the outside of window sills or projections.

         13. Furniture, effects and supplies shall not be taken into or removed from any premises, except at such time and in such manner as may be previously approved by the Landlord.

         14. No bicycles or other vehicles shall be brought within the Building except in the Parking Areas, and then only in accordance with the Landlord's or Parking Areas operator's direction.

         15. Business machines, filing cabinets, heavy merchandise or other articles liable to overload, injure or destroy any part of the Building shall not be taken into it without the written consent of the Landlord and the Landlord shall in all cases retain the right to prescribe the weight and proper position of all such articles and the ways, means and times and routes for moving them into or out of the Building; the cost of repairing any damage done to the Building by such moving or by keeping any such articles on any premises shall be paid by the tenant causing such damage (save in respect of Insured Damage).

         16. Tenants shall not place any additional lock upon any door of the Building without the written consent of the Landlord (except in the case of vaults or other security areas which the Tenant may reasonably designate).

         17. Tenants shall give the Landlord prompt notice of any accident to or any defect in the plumbing, heating, air-conditioning, mechanical or electrical apparatus or any other part of the Building.

         18. Only persons authorized by the Landlord acting reasonably shall be permitted to deliver or to use the elevators in the Building for the purpose of delivering food or beverages to any premises.

         19. The parking of cars or bicycles in the Parking Areas shall be subject to the reasonable regulations of the Landlord or of those operating the same.

         20. The lining of all window drapes facing the interior surface of exterior windows shall be subject to the prior approval of the Landlord as to colour and material and a tenant shall not hang and will remove any draperies which in the Landlord's opinion do not conform to any uniform scheme of window coverings established for the Building.

         21. In order to maintain the high character and uniqueness of the Development, the Landlord shall have the absolute right to designate the kind, type and colour of any interior drapes or wall coverings or hangings which the tenants desire to place on any wall or window and to designate the location, kind and colour of any partitions which are visible from outside the premises.

         22. Each Tenant shall take all steps as reasonably required by the Landlord from time to time to ensure that no employees of the Tenant or others on the Premises from time to time use any Common Facilities for the purpose of smoking.

         23. The Landlord shall have the right to make such other and further reasonable rules and regulations, not inconsistent with the provisions of this Lease, as in its reasonable judgment may from time to time be necessary for the safety, care, cleanliness and appearance of any premises and the Development in keeping with the existing standards in and of the Development, and for the preservation of good order therein, and the same shall be kept and observed by all tenants, their clerks and servants.

                                  SCHEDULE "C"
                             [INTENTIONALLY DELETED]

                                  SCHEDULE "D"
                             BUILDING SPECIFICATIONS
                             -----------------------

1.       GENERAL CONDITIONS

                                    SITE WORK
                                    ---------

o All site excavation and backfill shall be conducted under the supervision of a site engineer and the compaction testing performed by a local geotechnical engineering firm such that all earthwork complies with a standard office design specification.

o The existing site shall be graded to the underside of pavement areas and the asphalt surfaces shall be generally built as follows:

o        Parking areas:     50 mm HL3 wear course
                                    150 mm Granular "A"
                                    300 mm Granular "B"

o        Heavy traffic areas: 40 mm HL3 wear course
                                    40 mm HL8 base course
                                    150 mm Granular "A"
                                    450 mm Granular "B"

o Concrete sidewalks and curbing shall be constructed in accordance with the property site plan agreement and municipal regulations.

o The underground site services shall be constructed in accordance with The City of Kanata and R.M.O.C. regulations and approvals, as designed by a local site services engineer.

                                    STRUCTURE
                                    ---------

o Most of the perimeter of the proposed structure shall comprise a mix of curtain wall and load bearing reinforced concrete site cast precast panels. The interior structure shall consist of reinforced concrete columns and floor slabs.

o The exterior wall shall be designed and constructed in conformity with the applicable provisions of ACI 551R-92 "Tilt-Up Concrete Structures" and CSA 23.3-94 "Design of Concrete Structures"., Chapter 23, TiltUp wall panels. Clear height from the finished floor to the underside of the structure is approximately 11' 4".

                                     WINDOWS
                                     -------

o The window and glazing system will be comprised of sealed double glazed units with thermally broken aluminum frames. The building envelope and the windows will be designed to eliminate the possibility of condensation at industry standard relative humidity levels for office environments. Performance shall conform to CAN./CSA-A440. Minimum classified ratings shall be as follows:

-        Air tightness:             Fixed classification
-        Water tightness:           Classification B3
-        Wind load resistance:      Classification C3
-        Condensation resistance:   Temperature Index 65

                                     FLOORS
                                     ------

o The floor of the structure will consist of reinforced concrete slabs comprised of 25 mpa concrete. A minimum of a 6" granular "A" sub layer compacted to a minimum of 95% proctor density for the slab on grade. The floor slab shall have a flatness tolerance of +/- 3/16" in 10'0".

                                 EXTERIOR DOORS
                                 --------------

o Exterior doors shall be installed in hollow steel or aluminum frames, detailed and installed to maintain the continuity of the vapor barrier at the perimeter of the frames. All voids at the frame perimeter shall be filled with suitable thermal insulation.

o Doors shall be fully weather-stripped with durable products to provide a tight air and weather seal when closed. Exterior doors shall be fully equipped with durable finish hardware in compliance with the fire safety and barrier free access requirements of the Ontario Building Code. The design and finish of door hardware shall be aesthetically appropriate to the architectural character and overall quality of the building.

                                      ROOF
                                      ----

o The Roof shall be an inverted four (4) ply Bituminous built up roof system with an R20 insulation value.

o To ensure quality control, the roofing operation will be inspected by a local roofing consulting firm who will provide a complete report and maintenance recommendations. The roof shall carry a standard CRCA roofing warranty.

                                    ELEVATOR
                                    --------

o Two elevators complete with full handicap accessibility to serve all floors has been included. The car speed will be as per industry standards, one car could be used for "Freight Operation".

                                    FINISHES
                                    --------

o A 20" x 60" suspended acoustical tile ceiling is provided with minimum clear height of 8' 6". Washrooms shall be sized as per Ontario Building Code requirements.

2.   MECHANICAL DESIGN BRIEF

GENERAL

All ductwork is distributed on each floor to an open office environment, ready for redistribution in accordance with the final tenant space plans.

The following is a general description of the mechanical systems proposed for this project:

o For the purpose of these comfort standards, the occupied zone is defined as the space volume being between 50 mm and 1800 mm from the floor and more than 600 mm from wall or fixed air conditioning equipment.

o The mechanical systems shall be in compliance with all applicable codes and ASHRAE Standards.

o Systems selections shall be based upon cost benefit and life cycle cost analysis to ensure the optimum of owning, operating and service costs over their life expectancy.

o Equipment selections and layout shall provide performance, reliability and accessibility for required servicing.

o The ventilation systems shall be capable of providing 10 L/s/person of outside air at the design cooling and design heating weather conditions. The ventilation rates are applicable for normal office occupancy and density. The building ventilation systems will have the option to upgrade to provide for limited makeup air for additional exhaust systems for special areas such as conference rooms.

o Supply air will be uniformly distributed throughout the occupied zone to maintain required temperature and ventilation rates.

o Building systems shall maintain the following indoor environment conditions:

         Winter:  210  C +/-  10 C
                  20 to 30% RH

         Summer:  24 0 C +/-  10 C
                  50% RH +/- 5%

o    Building systems shall be sized to accommodate tenant occupancy loads of:

         People            : 1 per 14m2
         Lights            : 14W per m2
         Equipment         : 22W per m2

                                    PLUMBING
                                    --------

o    Complete system of sanitary and storm drainage will be provided.

o A complete system of domestic hot and cold water shall be provided to accommodate the occupancy including washrooms and janitor rooms.

o    Washrooms are included as part of the base building specifications.

3.   ELECTRICAL DESIGN BRIEF

GENERAL

The base building includes a full electrical distribution on each floor based on an open office environment, ready for redistribution in accordance with final tenant space plans.

o All electrical fixtures, fittings, wiring, wiring devices and installations will comply with all applicable requirements of the Canadian Electrical Code, Canadian Standards Association, municipal bylaws and provincial laws.

o Lighting at desk top level (750 mm above floor level) in office areas and at floor level in all areas will not be less than the following levels of illumination:

       Lux    Area
       550    Office space
       325    Entrance foyers, elevator lobbies, storage space
       300    Hallways, corridors, stairways, washrooms, elevators, escalators
       20     Parking entrances
       10     Parking traffic lanes, parking spaces.

                                LIGHTING FIXTURES
                                -----------------

o The placement of base building lighting fixtures will spread illumination evenly over the work area, be symmetrical in arrangement and provide maximum flexibility in rearrangement of the space.

o    Lighting controls to consist of line voltage switches.

o Lighting fixtures shall generally be the fluorescent type with virgin acrylic plastic lenses, and utilize T8 32 watt lamps.

o    Exit lighting to be provided if required by code.

                               ELECTRICAL SERVICE
                               ------------------

o The incoming electrical service will be a 347/600V, 3 phase, 4 wire, service, complete with main breaker and disconnects. The 347/600V distribution shall feed the mechanical loads, elevators, and lighting.

o The 120/208V distribution shall be obtained from the 600V distribution using dry type transformers. All transformers shall meet CSA standards. Transformation shall provide 2 watts per square foot of power for tenant use.

o Security systems can be provided, as part of tenant fit-up, to the tenants requirements.

o Telephone/data wiring through the building will be carried out as part of tenant fit-up.

o    A fire alarm system will be provided if required by code.

4.   ACKNOWLEDGEMENT

The Tenant acknowledges that the above specifications are preliminary and that all such specifications shall be subject to such changes as the Landlord determines are appropriate, acting reasonably, and having regard to the intention of the Landlord that the Building is to be designed and constructed such that the Building is comparable to the existing buildings comprising the Kanata North Technology Park - Phase I and II.

                                  SCHEDULE "E"
                                  TENANT'S WORK
                                  -------------

1.       GENERAL
         -------

The Tenant shall comply with all provisions contained in this Schedule and in the information provided by the Landlord and shall ensure that all of its contractors comply with all of the provisions contained in this Schedule and in such information.

2.       CO-ORDINATION OF TENANT'S WORK
         ------------------------------

The Tenant's contractors, tradesmen and suppliers will be subject to all necessary restrictions which may be imposed by the Landlord's general contractor (while on the site) and/or the Landlord in regard to:

         (a)      time and place of deliveries;

         (b)      hours of work and scheduling and co-ordination of work;

         (c)      material handling, in particular, hoisting facilities;

         (d)      material and equipment storage;

         (e)      power, heat and water supply;

         (f)      clean-up;

         (g)      washroom facilities; and

         (h)      insurance requirements.

The Tenant and all of its contractors, tradesmen and/or suppliers shall be responsible for arranging with the Landlord's general contractor (while on the site) or the Landlord (after the Landlord's general contractor has completed its work and left the site) for the co-ordination and/or provision of the above-noted services or facilities. The Tenant and/or its contractors and suppliers shall reimburse the Landlord's general contractor (while on the site) or the Landlord, as the case may be, for their respective costs in providing such services or facilities.

3.       TENANT'S CONTRACTORS AND CONSULTANTS
         ------------------------------------

Prior to the commencement of the Tenant's Work, the Tenant shall submit to the Landlord the names of the Tenant's proposed consultants, contractors and subcontractors and the Tenant shall obtain the approval of the Landlord thereto, which approval will not be unreasonably withheld. The Tenant's consultants, contractors and subcontractors must not have labour union affiliations and work jurisdictions which are incompatible with those of the workmen employed by the Landlord, the Landlord's general contractor, or its subcontractors.

The Tenant's Work shall be performed pursuant to written contracts which have been approved by the Landlord and which shall be subject to reasonable conditions which the Landlord may impose.

The Tenant shall submit to the Landlord, at least 15 days prior to the commencement of the Tenant's Work, one set of sepias and three sets of prints of the design and working drawings in sufficient detail so as to fully describe and accurately specify all aspects of the Tenant's Work and of any changes to the Landlord's Work requested as a result thereof.

The Landlord shall have the right to inspect the Tenant's Work from time to time and to require any work not being properly done to be corrected.

4.       NON-INTERFERENCE WITH LANDLORD'S WORK
         -------------------------------------

In the conduct of the Tenant's Work, the Tenant shall comply with the following:

         (a) the Tenant will conduct all Tenant's Work in the Premises so as to avoid jeopardizing any of the Landlord's insurance or contractor's warranties, and to minimize, to the extent reasonably possible, any interference with the conduct and completion of all Landlord's Work proceeding at the same time, both within and without the Premises, and to this end shall extend its full co-operation to comply with all reasonable direction of the Landlord and Landlord's consultants and general contractors pertaining to the conduct of the Tenant's Work;

         (b) the Tenant shall not, without the prior written approval of the Landlord, be permitted to make changes or additions to or in any way interfere with any Landlord's Work including any utility or sprinkler systems and systems for heating, ventilating and air-conditioning within the Premises, and under no circumstances shall the Tenant permit any drilling or cutting of any conduit, pipe, duct, equipment, floors, columns, walls, ceilings or roofs of the Premises (except for the attaching of facing materials in a manner which has been approved by the Landlord); and

         (c) the Tenant will not enter, nor will it suffer or permit those for whom it is in law responsible (including the Tenant's contractors and such contractor's agents) to enter, onto any roof of the Premises. Roof openings requested by the Tenant must have the Landlord's consent in writing and must be done by the Landlord's general contractor.

5.       INSURANCE
         ---------

Prior to the commencement of the Tenant's Work, the Tenant shall furnish to the Landlord proof that liability, fire, general workers compensation and such other insurance as the Landlord may reasonably require have been effected by the Tenant with such insurance company, to such limits and on such terms as the Landlord may reasonably approve. The Landlord and its agents and employees shall be named and protected as co-insureds in the Tenant's insurance.

6.       PAYMENTS
         --------

The Tenant shall pay to the Landlord all of the following forthwith after demand by the Landlord:

         (a) all of the Landlord's out-of-pocket expenses connected with the Tenant's Work; and

         (b) a fee of $0.30 per square foot of the Gross Rentable Area of the Premises to cover supervision of the Tenant's Work by the Landlord.

Any failure by the Tenant to pay an amount payable by it pursuant to this Schedule shall constitute a default under this Lease.

7.       LIENS
         -----

If any lien or encumbrance arising out of the Tenant's Work is filed or attached against the Premises, the Tenant shall, within five days after notice thereof, procure the discharge thereof, failing which the Landlord may, at its option and in addition to any other remedies it may have under this Lease arising out of defaults by the Tenant, make any payments required to procure such discharge and be reimbursed by the Tenant for any payment, cost or expense incurred in so doing, whether or not such lien or encumbrance was without merit or excessive.

8.       TENANT'S WORK
         -------------

The Tenant will at its own expense complete the work (the "Tenant's Work") described in this Section.

The Tenant shall, as part of the Tenant's Work, obtain all permits and approvals required from any governmental authority, and fully complete the Premises and do all work (including all necessary electrical, mechanical, plumbing and other installations and all interior finishing, decorating, furnishing and fixturing) necessary for that purpose over and above Landlord's Work as may be required so that the Premises are fully completed and finished, fully fixtured and ready for the conduct of the Tenant's business. All Tenant's Work shall be performed diligently and in a good and workmanlike manner at the expense of the Tenant and in accordance with this Schedule.

The specific items of Tenant's Work shall include, without limitation, the following:

         (a) Wall Finishes: interior wall finishes including painting and decorating;

         (b)      Partitions: all interior partitions;

         (c) Electrical: all electrical wiring and fixtures in the Premises beyond that shown on the Landlord's electrical plans;

         (d) Telephone: the Tenant shall arrange for wiring and installation of the Tenant's telephone system with Bell Canada and equipment within the Premises from the terminal board provided in a closet on each floor. Any space required for telephone equipment shall be provided within the Premises;

         (e) Heating, Ventilation and Air-Conditioning: all alterations to the air-conditioning air distribution system to suit the Tenant's partitioning, extra equipment, lighting or unusually high occupancy conditions;

         (f) Exhaust System: extension of washrooms exhaust systems from the core wall to the Tenant's washroom facilities, if any, and any other exhaust system as permitted by the Landlord and required for the Tenant's general or equipment installation;

         (g) Plumbing: any washrooms or plumbing fixtures, pipes and equipment required in the Premises;

         (h) Communications: such intercom, burglar and fire protection systems as the Tenant may require;

         (i) Tenant's Fixtures: all built-ins, counters, shelving and other trade fixtures as may be required by the Tenant to properly conduct its business in the Premises; and

         (j) Ceiling: the Tenant shall install, at its expense, the ceiling tile and electrical fixtures at the appropriate time during the construction of the Tenant's Work.

                                  SCHEDULE "F"
                                      LANDS
                                      -----